UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10/A
(Amendment No. 1)

GENERAL FORM FOR REGISTRATION OF SECURITIES
Pursuant to Section 12(b) or (g) of The Securities Exchange Act of 1934

LIFE PARTNERS POSITION HOLDER TRUST
LIFE PARTNERS IRA HOLDER PARTNERSHIP, LLC
(Exact name of registrants as specified in their charters)

Texas Texas	81-6950788 81-4644966
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Nos.)

1717 Main Street, Suite 4200, Dallas, TX	75201
(Address of Principal Executive Offices)	(Zip Code)

Registrants’ telephone number, including area code: 214-698-7893

Securities to be registered under Section 12(b) of the Act:

Title of each class to be so registered	Name of exchange on which each class is to be registered
N/A	N/A

Securities to be registered under Section 12(g) of the Act:

Position Holder Trust Interests
(Title of Class)

Continuing Fractional Interests
(Title of Class)

IRA Partnership Interests
(Title of Class)

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☐ (Do not check if smaller reporting company)	Smaller reporting company ☒

i

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Registration Statement contains forward-looking statements that involve substantial risks and uncertainties. These forward-looking statements are not historical facts, but rather are based on current expectations, estimates and projections about us, our industry, our beliefs and our assumptions. Words such as “anticipates,” “expects,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “would,” “should,” “targets,” “projects” and variations of these words and similar expressions are intended to identify forward-looking statements; although not all forward-looking statements include these words. These statements are not guarantees of future performance and are subject to risks, uncertainties, and other factors, some of which are beyond our control and are difficult to predict, that could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements, including the factors set forth below and elsewhere in this Registration Statement:

•	uncertainties and estimates related to the valuation of life insurance policy assets reflected on our financial statements;
•	uncertainties and estimates related to our ability to make cash distributions in satisfaction of payment obligations as life insurance policies mature;
•	the reliability of assumptions underlying our actuarial models, including life expectancy estimates;
•	risks relating to the validity and enforceability of the life insurance policies in our portfolio;
•	our reliance on information provided and obtained by third parties;
•	increasing cost-of-insurance (premiums) on the life insurance contracts in our portfolio;
•	our limited operating history; and
•	general economic outlook, including prevailing interest rates.

We base these forward-looking statements on current expectations and projections about future events and the information currently available to us. Although we believe that the assumptions for these forward-looking statements are reasonable, any of the assumptions could prove to be inaccurate. Consequently, no representation or warranty can be given that the estimates, opinions, or assumptions made in or referenced will prove to be accurate. We undertake no obligation to update our forward-looking statements.

ii

Item 1.	Business.

Background

Life Partners Position Holder Trust (“Trust”) and Life Partners IRA Holder Partnership, LLC (“IRA Partnership”) were created on December 9, 2016, as a result of bankruptcy proceedings initiated in 2015 by Life Partners Holdings, Inc., a Texas corporation, its wholly-owned subsidiary Life Partners, Inc., a Texas corporation, and its wholly-owned subsidiary LPI Financial Services, Inc., a Texas corporation (collectively “Debtors”). From 1991 until 2014, Life Partners, Inc. was a specialty financial services company engaged in the business of purchasing individual life insurance policies from third parties by raising money from the offer and sale to investors of “fractional interests” in such policies. LPI Financial Services, Inc. was organized to bill and collect certain fees charged to investors in connection with the business.

The Bankruptcy Court created the Trust and IRA Partnership as part of the Debtors’ plan of reorganization to satisfy the claims of a creditor group that was comprised of approximately 22,000 holders of record (“Investors”), of nearly 100,000 “fractional interests” in life insurance policies on third parties, with a face amount of approximately $2.2 billion as of December 9, 2016 (“Policies”). Also, as a result of the bankruptcy, the Trust is designated as the sole shareholder of the reorganized Debtors.

When used in this Registration Statement, unless otherwise indicated, the terms “Registrants,” “we,” “us” and “our” refers to Life Partners Position Holder Trust and Life Partners IRA Holder Partnership, LLC together; “Trust” or “Position Holder Trust” refers to Life Partners Position Holder Trust; the “IRA Partnership” refers to Life Partners IRA Holder Partnership, LLC; and “Debtors” collectively refers to Life Partners Holdings, Inc., Life Partners, Inc. and LPI Financial Services, Inc.

The Bankruptcy

The Registrants were formed pursuant to the Revised Third Amended Joint Plan of Reorganization of Life Partners Holdings, Inc., et al., dated as of October 27, 2016 (“Plan”), that was confirmed by order of the United States Bankruptcy Court for the Northern District of Texas, Fort Worth Division on November 1, 2016. The Plan became effective on December 9, 2016 (“Effective Date”), and the Bankruptcy Court appointed Eduardo S. Espinosa, Esq. to serve as Trustee of the Position Holder Trust and as Manager of the IRA Partnership, as of the Effective Date.

The Registrants’ primary purpose is to liquidate the assets of the Debtors in a manner calculated to conserve, protect and maximize the value of the assets and to distribute the proceeds thereof to the Investors who hold the securities issued by the Registrants. The Position Holder Trust was established as a liquidating trust, treated as a grantor trust for state law and federal income tax purposes, and has no objective or authority to continue or engage in the conduct of a trade or business, except to the extent reasonably necessary to, and consistent with, its liquidating purpose. Upon completion of their liquidating purpose, the Trust and the IRA Partnership will be dissolved.

Detailed background information regarding the Registrants’ formation, and the proceedings in the Bankruptcy Court pursuant to which the Plan was developed, confirmed and is being implemented is included in the Disclosure Statement for the Plan, a copy of which is filed as Exhibit 2.2 to this Registration Statement, and a copy of the Plan itself that is filed as Exhibit 2.1, both of which are incorporated herein by reference. In addition, a copy of the Confirmation Order of the Bankruptcy Court is filed as Exhibit 99.1, a copy of the Trust Agreement for Life Partners Position Holder Trust is filed as Exhibit 3.1, and a copy of the Life Partners IRA Holder Partnership Limited Liability Company Agreement is filed as Exhibit 3.2 to this Registration Statement. Capitalized terms used in this Registration Statement but not otherwise defined herein shall have the meanings ascribed to such terms in the Plan.

The Debtors

Life Partners, Inc. was engaged in the business of: (i) acting as a life settlement provider by purchasing individual life insurance Policies insuring the lives of terminally ill individuals or seniors from third parties; and (ii) raising money to purchase such Policies by selling investment contracts to investors, including investors who purchased through their individual retirement accounts. The investment contracts were denominated as “Fractional Interests” in the Policies, or in the case of purchases made through an investor’s IRA, promissory notes relating to Fractional Interests, called “IRA Notes.” The IRA Notes and Fractional Interests together are called the “Fractional Positions.”

Before the bankruptcy proceedings, Life Partners Holdings, Inc. and Life Partners, Inc. were defendants in numerous lawsuits commenced by the SEC, the State of Texas and certain investors who purchased Fractional Positions, which alleged numerous violations of various federal and state securities laws with respect to the unregistered sale of Fractional Positions and the filing of misleading periodic reports with the SEC. In December 2014, the SEC obtained a $38.7 million judgment against Life Partners Holdings, Inc., as well as judgments aggregating $8 million against two former officers. On January 20, 2015, Life Partners Holdings, Inc. filed for protection under the Bankruptcy Code followed by Life Partners, Inc. and LPI Financial Services, Inc. filing for protection with the same court on May 19, 2015. The common stock of Life Partners Holdings, Inc. traded on the Nasdaq Global Select stock exchange until Nasdaq delisted it on June 1, 2015.

At the time of the bankruptcy filing, the Debtors had over 90,000 creditors and parties in interest and controlled almost 3,400 Policies with an aggregate face amount of $2.4 billion. Among the creditors, there were approximately 22,000 Investors who held over 100,000 outstanding Fractional Positions. The Debtors’ Chapter 11 bankruptcy cases were designated by the Bankruptcy Court as complex Chapter 11 cases and jointly administered.

The Reorganization Plan

During the course of the bankruptcy proceedings, the Chapter 11 Trustee and the Official Committee of Unsecured Creditors developed, revised and amended a plan of reorganization under the Bankruptcy Code, which was ultimately confirmed by the Bankruptcy Court. In developing the Plan, the Chapter 11 Trustee and the Debtors negotiated a settlement agreement of pending class action litigation, which was approved by the Bankruptcy Court. Under the settlement agreement, investors who held Fractional Positions were provided with options under the Plan to elect the treatment of their claims against the Debtors relating to their individual Fractional Positions. Investors also were notified whether they owed any amounts to the Debtors with regard to any of their Fractional Positions and, if so, the Plan established a “catch-up” process pursuant to which the Investors were given an opportunity to pay those amounts and preserve their Fractional Positions. As provided in the Plan, an Investor’s failure to pay any defaulted pre-petition premium amounts related to a Fractional Position by the stated deadline resulted in the abandonment (i.e., forfeiture and loss) of the Fractional Position. Investors that owed such amounts and paid them by the deadline became eligible to make an election with respect to the Fractional Position.

On June 24, 2016, the Bankruptcy Court approved the Disclosure Statement for the Plan and authorized the Chapter 11 Trustee and the Official Committee of Unsecured Creditors to solicit votes on the approval and acceptance of the Plan. The Bankruptcy Court also approved a disclosure statement for a competing plan that was proposed by another party in interest and authorized that party to solicit votes on its competing plan. After a contested confirmation hearing, the Bankruptcy Court confirmed the Plan on November 1, 2016. Although votes were solicited on the competing plan, it was withdrawn prior to commencement of the confirmation hearing.

The Plan became effective on December 9, 2016. Under the Plan, three new legal entities were created to implement the provisions of the Plan and to take required actions under the Plan:

Life Partners Position Holder Trust – The Position Holder Trust is a liquidating trust that, as a result of the bankruptcy proceeding, owns the legal title to, and together with the Continuing Fractional Interest Holders, essentially all beneficial and equitable title in the nearly 3,400 Policies purchased by the Debtors in life settlement transactions using the proceeds from the sale of unregistered Fractional Positions. The Trust will distribute the liquidating proceeds of those assets to the Trust beneficiaries and Continuing Fractional Interest Holders in accordance with the terms of the Plan. The Trust issued: (i) Continuing Fractional Interests to the holders of Fractional Interests; (ii) beneficial interests called “Position Holder Trust Interests” to the holders of Fractional Interests who pooled their positions; and (iii) new secured promissory notes to the IRA Holders, called “New IRA Notes,” each in satisfaction of their respective claims against the Debtors.

Life Partners IRA Holder Partnership, LLC – The IRA Partnership is a Texas limited liability company that issued limited liability company interests to certain IRA Holders in satisfaction of claims against the Debtors. The sole purpose of the IRA Partnership is to hold Position Holder Trust Interests in order to permit holders of IRA Partnership Interests to participate in distributions of the proceeds of the liquidation of the Position Holder

Trust. The IRA Partnership was created to allow IRA Holders to hold an interest in an entity classified as a partnership for federal tax purposes, rather than the assets of a grantor trust, such as the Position Holder Trust. The Position Holder Interests are the IRA Partnership’s sole assets and the IRA Partnership engages in no other business activity.

The Creditors’ Trust – Life Partners Creditors’ Trust is a liquidating trust that will (a) pursue litigation and other causes of action assigned to it under the Plan and (b) distribute the net proceeds collected by it to the holders of interests in the Creditors’ Trust. The Creditors’ Trust is administered by a different trustee.

In addition, the Plan contained a feature that allowed holders of Fractional Positions to elect from among several options which treatment they would like for their claims related to their individual Fractional Positions, including an option to rescind their purchase of a Fractional Position and thereby become the holder of a Creditors’ Trust Interest. The Bankruptcy Court approved the Disclosure Statement for the Plan, as well as the form of ballots and solicitation procedures in connection with the Plan’s approval. On November 1, 2016, the Bankruptcy Court found that all classes entitled to vote under the Plan, including the SEC, had voted to accept the Plan by at least a majority in number and two-thirds of dollar amount of claims voting in each class.

Further, on the basis of a “no-action” position taken by the SEC staff on December 2, 2016, at the Debtors’ request, the Trust has not registered as an investment company under the Investment Company Act of 1940. No-action relief was granted by the SEC staff based upon certain representations made by the Trust, including that it will be operated in conformity with the no-action letter.

Financing for the Position Holder Trust

A $55 million financing facility necessary to provide for consummation of the reorganization transactions contemplated by the Plan (“Exit Loan Facility”), including the formation and initial capitalization of the Position Holder Trust, was provided by the Vida Opportunity Fund, LP, an affiliate of Vida Capital, Inc. (“Vida”). The term of the Exit Loan Facility is two years from the Effective Date, but it may be prepaid without penalty, and bears an interest rate of 11% per annum, calculated daily on the aggregate amount of the outstanding advances, assuming a 360-day year for the calculation of interest. Another Vida affiliate, the Vida Longevity Fund, LP, also provided a $25 million revolving line of credit. The term of the revolving loan is for three years from the Effective Date, but it may be prepaid without penalty, and bears an interest rate of 11% per annum, calculated daily on the aggregate amount of the outstanding advances assuming a 360-day year for the calculation of interest, with an annual unused commitment fee payable to each lender equal to the lesser of (i) $100,000, or (ii) 0.75% of the excess of the average daily balance of such lender’s funding commitments over the average daily balance of such lender’s advances during the preceding calendar year. The obligations are secured by liens on virtually all of the Position Holder Trust’s assets. The revolving credit line agreement is filed as Exhibit 10.4 to this Registration Statement and the Exit Loan Facility is filed as Exhibit 10.6, each of which is incorporated herein by reference.

The Registrants primary needs for working capital are to pay premiums on Policies and expenses relating to administration of the Position Holder Trust and its assets. The Plan authorizes the use of collected death benefits (“Maturity Funds Facility”) from which the Trustee is authorized to borrow, from time to time, on a short-term revolving basis to fund its premium reserves. The Trust is also entitled to access the cash surrender value included in the beneficial ownership registered in its name to use for any purpose permitted by the Position Holder Trust Agreement, including to satisfy its share of the premium obligations relating to the Policies. If any such use results in a decrease in the death benefit payable under the related Policy, the decrease will be taken out of the Position Holder Trust’s share of the maturity proceeds of the Policy or, if the Trust’s share is insufficient, the Trust must make up the difference.

In addition, the Position Holder Trust is required by the Plan to contribute $12 million to the Creditors’ Trust over the three-year period following the Effective Date. An initial $2 million was contributed to the Creditors’ Trust on the Effective Date, and an additional $5 million was contributed on January 23, 2017. The Position Holders Trust will contribute an additional $5 million to the Creditors’ Trust in January, 2018.

Trust Administration and Operation

The Registrants currently have no employees and it is not anticipated that either will have employees in the future. Pursuant to the Plan, Vida became the servicing company in connection with the maintenance and collection of benefits of the Policies and to provide investor account services to the Position Holder Trust and the

Continuing Position Holders relating to the Continuing Fractional Interests and New IRA Notes, including maintaining the ownership registers for the Continuing Fractional Interests, Position Holder Trust Interests and IRA Partnership Interests, which we collectively refer to as the “New Interests.” As permitted, Vida has subcontracted the Servicing Agreement to its subsidiary, Magna Servicing, LLC (“Subservicer).” Pursuant to the Servicing Agreement, fees for servicing the Policies will be paid out of the death benefits paid on Policies that mature in an amount equal to 2.65% of the death benefits paid. A copy of the Servicing Agreement is filed as Exhibit 10.1 to this Registration Statement and incorporated herein by reference.

Pursuant to a Securities and Deposit Accounts Agreement and Securities and Deposit Accounts Control Agreement, the Registrants designated Advanced Trust and Life Escrow Services LTA (“ATLES”), to serve as securities intermediary and depository for the Policies. ATLES already served as the named beneficiary on many of the Policies. Further, as of the Effective Date, ATLES acquired all of the stock of Purchase Escrow Services, which had served as named beneficiary on substantially all of the remaining Policies. ATLES will maintain custody of the Policies and initially will credit specified percentage interests in the Policies to three securities accounts in accordance with instructions provided by the Trustee: the CFH Securities Account; the Debtor NIRAN Collateral Securities Account; and the Debtor Vida Collateral Securities Account. ATLES also maintains six deposit accounts linked to one of the foregoing securities accounts. Upon receipt of maturity proceeds of any of the Policies, ATLES will credit them to the respective deposit accounts in accordance with the Specified Interests in the Policy, to be held pending disbursement in accordance with instructions provided to it by the Trustee. The Securities and Deposit Accounts Agreement and Securities and Deposit Accounts Control Agreement is filed as Exhibit 10.2 to this Registration Statement and incorporated herein by reference.

The Continuing Fractional Interest of a Fractional Interest Holder who made a Continuing Holder Election represents 95% of his or her Fractional Interest, with the other 5% deemed under the Plan to be contributed to the Position Holder Trust on the Effective Date in exchange for a Position Holder Trust Interest. As such, the Continuing Fractional Holder will be obligated to pay 95% of the premium payments and Policy expenses allocable to his or her Fractional Interest. Holders of Position Holder Trust Interests (including the IRA Partnership) will not be required to pay premiums allocable to their Contributed Positions after the Effective Date. The Servicing Company will make premium calls to holders of Continuing Fractional Interests by sending premium notice and payment reminders to each Continuing Fractional Holder as necessary. Premium calls will be made once per year, per policy, and sent at least 60 days prior to the due date for payment of the premiums by the Continuing Fractional Holders; reminders will be sent if payment in full is not received within 30 days after the notice is sent.

Upon maturity of a Policy, the holders of Continuing Fractional Interests relating to the Policy will be entitled to receive the Policy proceeds allocable to each (i.e., 95% of the proceeds payable with respect to each original Fractional Interest relating to the Policy). The Policy proceeds paid to a Continuing Fractional Holder will be reduced by: (1) the Servicing Fee payable with respect to each such Continuing Fractional Interest; and (2) any premium amount paid by the Position Holder Trust prior to the date of death with respect to the Continuing Fractional Interest that is not refunded as a result of the Policy’s maturity.

After the Effective Date, an IRA Holder who made a Continuing Holder Election became the holder of a New IRA Note. The New IRA Notes were structured to qualify as debt with no significant incidents of ownership in life insurance contracts. Consequently, the holders of New IRA Notes should not be viewed as investing directly or indirectly in life insurance contracts, which would disqualify the IRA. The terms and conditions of the New IRA Notes include a stated principal amount equal to 32% of the dollar amount of face value associated with the Fractional Interest related to the IRA Note, a fixed interest rate of 3.00%, payable annually in December of each year commencing with 2017, a fixed maturity date of December 9, 2032 (the 15th anniversary of the Effective Date), full recourse against the Position Holder Trust, and security in the form of the right to receive payment from a segregated sinking fund account established by the Registrants out of the collateral for the New IRA Notes, which is comprised of 95% of the death benefits represented by all Fractional Interests related to the IRA Notes, with respect to which Continuing Holder Elections were made. The schedule for funding the sinking fund account is set forth in an exhibit to the indenture for the New IRA Notes, a copy of which is filed as Exhibit 4.1 to this Registration Statement and incorporated herein by reference.

Upon the occurrence of a Payment Default with respect to a Continuing Fractional Interest, the Continuing Fractional Holder will be deemed to have made a Position Holder Trust Election as to such Continuing Fractional Interest at a discount of 20%, effective as of the Payment Default Date. Accordingly, upon such

Payment Default, the Continuing Fractional Interest automatically will be deemed contributed to the Position Holder Trust in exchange for a Position Holder Trust Interest as discounted, without any further notice from or other action by the Servicing Company, the Position Holder Trust or any other Person, and the Position Holder Trust Interest will be transferred to the holder. In April 2017, the Bankruptcy Court modified the discount penalty by waiving its application to premiums billed in December 2016, as well as the next premium bill for each Continuing Fractional Interest. The failure to pay any other future premium calls, however, will result in the deemed contribution of the Continuing Fractional Interest at the established discount. All holders of Position Holder Trust Interests and IRA Partnership Interests will share Pro Rata in all distributions made by the Position Holder Trust pursuant to the Position Holder Trust Agreement.

Portfolio Information

As of June 30, 2017, the aggregate portfolio administered by the Trust (including Continuing Fractional Interests) consists of 3,214 Policies of which 637 are life settlement policies and 2,577 are viaticals (“Portfolio”). For purposes herein, life settlements refer to life insurance policies on senior citizens without any particular diagnosis of a terminal illness; viaticals refer to life insurance policies which were fractionalized by the Debtors with the representation that the insured had been diagnosed with a terminal illness. The Portfolio’s aggregate face value is $2.2 billion, of which $1.9 billion is attributable to life settlements and $259.0 million is attributable to viaticals. The Portfolio’s aggregate fair value is $487.8 million; of which $484.3 million is attributable to life settlements and $3.5 million is attributable to viaticals. See: Policy Valuation Methodology below.

The 20 insurance companies representing the largest aggregate positions in the Portfolio as of June 30, 2017 are listed below:

			Aggregate Face Value		Aggregate Fair Value
Rank	Insurance Company	Carrier Rating	$	%	$	%
1	The Lincoln National Life Insurance Company	A+ (Superior)	$261,023,588	12.042%	$70,659,418	14.486%
2	John Hancock Life Insurance Company (U.S.A.)	A+ (Superior)	171,357,696	7.906%	57,577,933	11.804%
3	Transamerica Financial Life Insurance Company	A+ (Superior)	196,162,262	9.050%	50,833,131	10.421%
4	American General Life Insurance Company	A (Excellent)	130,594,566	6.025%	28,958,783	5.937%
5	AXA Equitable Life Insurance Company	A+ (Superior)	140,317,883	6.474%	26,677,037	5.469%
6	John Hancock Life Insurance Company of New York	A+ (Superior)	74,450,000	3.435%	22,266,926	4.565%
7	Lincoln Life & Annuity Company of New York	NR (Not Rated)	90,438,481	4.172%	20,877,225	4.280%
8	Massachusetts Mutual Life Insurance Company	A++ (Superior)	71,559,562	3.301%	20,524,003	4.208%
9	ReliaStar Life Insurance Company	A (Excellent)	39,713,529	1.832%	14,118,859	2.894%
10	Lincoln Benefit Life Company	A- (Excellent)	58,833,923	2.714%	13,678,073	2.804%
11	John Hancock Variable Life Insurance Company	NR (Not Rated)	43,301,891	1.998%	13,640,728	2.796%
12	Ameritas Life Insurance Corp. of New York	A (Excellent)	38,876,252	1.794%	13,986,231	2.867%
13	West Coast Life Insurance Company	A+ (Superior)	30,047,050	1.386%	8,231,305	1.687%
14	Transamerica Life Insurance Company	A+ (Superior)	64,141,336	2.959%	11,410,209	2.339%
15	Pacific Life Insurance Company	A+ (Superior)	47,042,140	2.170%	11,533,337	2.364%
16	Delaware Life Insurance Company	A- (Excellent)	55,239,801	2.549%	10,064,190	2.063%
17	PHL Variable Insurance Company	B (Fair)	48,876,225	2.255%	8,457,689	1.734%
18	United States Life Insurance Company in the City of New York	A (Excellent)	31,038,896	1.432%	8,991,587	1.843%
19	New York Life Insurance and Annuity Corporation	A++ (Superior)	39,772,621	1.835%	9,446,341	1.937%
20	Phoenix Life Insurance Company	B (Fair)	26,138,369	1.206%	6,164,849	1.264%
			$1,658,926,071	76.535%	$428,097,854	87.762%

As of December 31, 2016, the aggregate portfolio administered by the Trust (including Continuing Fractional Interests) consists of 3,252 Policies of which 654 are life settlement policies and 2,598 are viaticals (“Portfolio”). For purposes herein, life settlements refer to life insurance policies on senior citizens without any particular diagnosis of a terminal illness; viaticals refer to life insurance policies which were fractionalized by the Debtors with the representation that the insured had been diagnosed with a terminal illness. The Portfolio’s aggregate face value is $2.2 billion, of which $1.9 billion is attributable to life settlements and $260.7 million is attributable to viaticals. The Portfolio’s aggregate fair value is $470.7 million; of which $467.5 million is attributable to life settlements and $3.2 million is attributable to viaticals. See: Policy Valuation Methodology below.

The 20 insurance companies representing the largest aggregate positions in the Portfolio as of December 31, 2016 are listed below:

			Aggregate Face Value		Aggregate Fair Value
Rank	Insurance Company	Carrier Rating	$	%	$	%
1	The Lincoln National Life Insurance Company	A+ (Superior)	$266,153,588	11.975%	$69,141,620	15.198%
2	Transamerica Financial Life Insurance Company	A+ (Superior)	209,122,262	9.409%	48,292,877	10.615%
3	John Hancock Life Insurance Company (U.S.A.)	A+ (Superior)	174,557,696	7.854%	53,018,562	11.654%
4	AXA Equitable Life Insurance Company	A+ (Superior)	150,317,883	6.763%	27,063,709	5.949%
5	American General Life Insurance Company	A (Excellent)	132,594,566	5.966%	28,342,821	6.230%
6	Lincoln Life & Annuity Company of New York	NR (Not Rated)	90,438,481	4.069%	11,835,601	2.602%
7	John Hancock Life Insurance Company of New York	A+ (Superior)	74,450,000	3.350%	20,174,718	4.435%
8	Massachusetts Mutual Life Insurance Company	A++ (Superior)	71,559,562	3.220%	19,506,557	4.288%
9	Transamerica Life Insurance Company	A+ (Superior)	64,141,336	2.886%	10,197,141	2.241%
10	Delaware Life Insurance Company	A- (Excellent)	60,741,674	2.733%	10,570,206	2.323%
11	Lincoln Benefit Life Company	A- (Excellent)	58,833,923	2.647%	13,177,692	2.897%
12	Metropolitan Life Insurance Company	A+ (Superior)	50,079,994	2.253%	3,022,548	0.664%
13	PHL Variable Insurance Company	B (Fair)	48,876,225	2.199%	8,303,155	1.825%
14	Pacific Life Insurance Company	A+ (Superior)	47,042,140	2.117%	10,970,618	2.411%
15	ReliaStar Life Insurance Company	A (Excellent)	44,713,529	2.012%	13,849,249	3.044%
16	New York Life Insurance and Annuity Corporation	A++ (Superior)	43,772,621	1.969%	10,410,528	2.288%
17	John Hancock Variable Life Insurance Company	NR (Not Rated)	43,301,891	1.948%	7,287,593	1.602%
18	Ameritas Life Insurance Corp. of New York	A (Excellent)	38,876,252	1.749%	13,406,761	2.947%
19	Security Life of Denver Insurance Company	A (Excellent)	34,811,287	1.566%	5,556,663	1.221%
20	United States Life Insurance Company in the City of New York	A (Excellent)	31,238,896	1.406%	8,774,971	1.929%
			$1,735,623,806	78.091%	$392,903,590	86.363%

As of June 30, 2017, the Position Holder Trust’s portion of the Portfolio (“PHT Portfolio”), consists of 3,214 Policies of which 637 are life settlement policies and 2,577 are viaticals. The PHT Portfolio is a subset of the Portfolio. The PHT Portfolio’s aggregate face value is $1.3 billion, of which $1.1 billion is attributable to life settlements and $190.2 million is attributable to viaticals. The PHT Portfolio’s aggregate fair value is $273.1 million of which $271.7 million is attributable to life settlements and $1.4 million is attributable to viaticals.

The 20 insurance companies representing the largest aggregate positions in the PHT Portfolio as of June 30, 2017 are listed below:

			Aggregate Face Value		Aggregate Fair Value
Rank	Insurance Company	Carrier Rating	$	%	$	%
1	The Lincoln National Life Insurance Company	A+ (Superior)	$147,236,832	11.475%	$39,426,204	14.387%
2	John Hancock Life Insurance Company (U.S.A.)	A+ (Superior)	94,826,388	7.391%	30,609,499	11.170%
3	Transamerica Financial Life Insurance Company	A+ (Superior)	116,656,561	9.092%	29,751,208	10.856%
4	American General Life Insurance Company	A (Excellent)	76,018,780	5.925%	15,785,494	5.760%
5	AXA Equitable Life Insurance Company	A+ (Superior)	81,277,693	6.335%	14,982,547	5.467%
6	John Hancock Life Insurance Company of New York	A+ (Superior)	43,944,954	3.425%	12,433,478	4.537%
7	Lincoln Life & Annuity Company of New York	NR (Not Rated)	53,577,194	4.176%	12,067,997	4.404%
8	Massachusetts Mutual Life Insurance Company	A++ (Superior)	39,878,124	3.108%	10,718,705	3.911%
9	ReliaStar Life Insurance Company	A (Excellent)	23,762,634	1.852%	8,158,251	2.977%
10	Lincoln Benefit Life Company	A- (Excellent)	34,536,842	2.692%	7,913,067	2.888%
11	John Hancock Variable Life Insurance Company	NR (Not Rated)	23,884,542	1.862%	7,484,624	2.731%
12	Ameritas Life Insurance Corp. of New York	A (Excellent)	21,396,993	1.668%	7,436,039	2.713%
13	West Coast Life Insurance Company	A+ (Superior)	15,836,647	1.234%	7,406,579	2.703%
14	Transamerica Life Insurance Company	A+ (Superior)	39,544,300	3.082%	6,749,086	2.463%
15	Pacific Life Insurance Company	A+ (Superior)	26,504,762	2.066%	6,035,760	2.202%
16	Delaware Life Insurance Company	A- (Excellent)	32,814,819	2.558%	5,842,304	2.132%
17	PHL Variable Insurance Company	B (Fair)	28,596,454	2.229%	4,962,396	1.811%
18	United States Life Insurance Company in the City of New York	A (Excellent)	16,999,212	1.325%	4,562,751	1.665%
19	New York Life Insurance and Annuity Corporation	A++ (Superior)	21,591,384	1.683%	4,213,179	1.537%
20	Phoenix Life Insurance Company	B (Fair)	16,511,413	1.287%	3,857,189	1.408%
			$955,396,528	74.465%	$240,396,357	87.722%

As of December 31, 2016, the Position Holder Trust’s portion of the Portfolio (“PHT Portfolio”), consists of 3,252 Policies of which 654 are life settlement policies and 2,598 are viaticals. The PHT Portfolio is a subset of the Portfolio. The PHT Portfolio’s aggregate face value is $1.3 billion, of which $1.1 billion is attributable to life settlements and $191.2 million is attributable to viaticals. The PHT Portfolio’s aggregate fair value is $263.6 million of which $261.6 million is attributable to life settlements and $2.0 million is attributable to viaticals.

The 20 insurance companies representing the largest aggregate positions in the PHT Portfolio as of December 31, 2016 are listed below:

			Aggregate Face Value		Aggregate Fair Value
Rank	Insurance Company	Carrier Rating	$	%	$	%
1	The Lincoln National Life Insurance Company	A+ (Superior)	$150,445,654	11.442%	$69,141,620	14.607%
2	Transamerica Financial Life Insurance Company	A+ (Superior)	124,247,499	9.449%	48,292,877	10.683%
3	John Hancock Life Insurance Company (U.S.A.)	A+ (Superior)	96,472,881	7.337%	53,018,562	10.636%
4	AXA Equitable Life Insurance Company	A+ (Superior)	87,676,502	6.668%	27,063,709	5.796%
5	American General Life Insurance Company	A (Excellent)	77,257,859	5.876%	28,342,821	5.853%
6	Lincoln Life & Annuity Company of New York	NR (Not Rated)	53,577,194	4.075%	11,835,601	4.475%
7	John Hancock Life Insurance Company of New York	A+ (Superior)	43,944,954	3.342%	20,174,718	4.248%
8	Massachusetts Mutual Life Insurance Company	A++ (Superior)	39,878,124	3.033%	19,506,557	3.852%
9	Transamerica Life Insurance Company	A+ (Superior)	39,544,300	3.007%	10,197,141	2.280%
10	Delaware Life Insurance Company	A- (Excellent)	35,964,126	2.735%	10,570,206	2.305%
11	Lincoln Benefit Life Company	A- (Excellent)	34,536,842	2.627%	13,177,692	2.872%
12	Metropolitan Life Insurance Company	A+ (Superior)	32,956,705	2.506%	3,022,548	0.616%
13	PHL Variable Insurance Company	B (Fair)	28,596,454	2.175%	8,303,155	1.840%
14	Pacific Life Insurance Company	A+ (Superior)	26,504,762	2.016%	10,970,618	2.171%
15	ReliaStar Life Insurance Company	A (Excellent)	26,196,570	1.992%	13,849,249	2.999%
16	John Hancock Variable Life Insurance Company	NR (Not Rated)	23,884,542	1.816%	10,410,528	2.755%
17	New York Life Insurance and Annuity Corporation	A++ (Superior)	23,813,150	1.811%	7,287,593	1.818%
18	Ameritas Life Insurance Corp. of New York	A (Excellent)	21,396,993	1.627%	13,406,761	2.690%
19	Security Life of Denver Insurance Company	A (Excellent)	20,471,612	1.557%	5,556,663	1.103%
20	United States Life Insurance Company in the City of New York	A (Excellent)	16,999,212	1.293%	8,774,971	1.685%
			$1,004,465,935	76.384%	$392,903,590	85.284%

Approximately 89.1% and 89.6% of the Portfolio’s life insurance assets were issued by insurance companies with an independently graded investment-grade credit rating of A- (Excellent) or better as of June 30, 2017 and December 31, 2016, respectively.

The overall composition of life insurance company credit exposure and the composite credit ratings as of June 30, 2017 are set forth below:

Number	Carrier Rating	% of Portfolio Policy Face Value	% of Portfolio Policy Holdings Fair Value	% of PHT Portfolio Policy Face Value	% of PHT Portfolio Policy Holdings Fair Value
13	A++ (Superior)	6.2%	6.4%	6.0%	5.6%
69	A+ (Superior)	55.0%	58.1%	54.4%	58.6%
115	A- (Excellent)	27.9%	24.7%	28.7%	24.6%
10	B++ (Very Good)	0.5%	0.3%	0.5%	0.3%
8	B+ (Very Good)	0.1%	0.0%	0.1%	0.1%
4	B (Fair)	3.5%	3.0%	3.5%	3.2%
1	C++ (Marginal)	0.0%	0.0%	0.0%	0.0%
32	NR (Not Rated)	6.8%	7.5%	6.8%	7.6%
252		100.0%	100.0%	100.0%	100.0%

The overall composition of life insurance company credit exposure and the composite credit ratings as of December 31, 2016 are set forth below:

Number	Carrier Rating	% of Portfolio Policy Face Value	% of Portfolio Policy Holdings Fair Value	% of PHT Portfolio Policy Face Value	% of PHT Portfolio Policy Holdings Fair Value
13	A++ (Superior)	6.2%	6.6%	6.1%	5.8%
69	A+ (Superior)	54.8%	57.2%	54.3%	57.8%
115	A- (Excellent)	28.6%	25.1%	28.9%	25.1%
10	B++ (Very Good)	0.5%	0.3%	0.5%	0.3%
8	B+ (Very Good)	0.1%	0.0%	0.1%	0.1%
4	B (Fair)	3.4%	3.1%	3.5%	3.3%
1	C++ (Marginal)	0.0%	0.0%	0.0%	0.0%
32	NR (Not Rated)	6.4%	7.7%	6.6%	7.6%
252		100.0%	100.0%	100.0%	100.0%

The Portfolio consists of two types of interests: Position Holder Trust interests and Continuing Fractional Holder interests. The Portfolio’s average age of the insured is 62.86 years. Most Policies will have both interests because of the Debtors’ sale of fractional interests in the Policies.

As of June 30, 2017, the portfolio of Policy holdings according to these two types of position holders, as well as the Aggregate Face Value and Aggregate Fair Value, broken-out into the various age ranges is summarized below:

Insured's Age (between ages)	Number of Insured	Aggregate Face Values	Aggregate Fair Value	PHT	CFH
90-98	210	$534,181,095	148,466,564	55%	45%
80-89	421	1,355,245,620	326,958,522	56%	44%
70-79	67	24,977,337	7,426,003	97%	3%
60-69	658	66,108,744	3,981,555	55%	45%
50-59	1,486	151,070,960	999,697	41%	59%
40-49	3,651	34,993,703	(37,802)	24%	76%
30-39	6	950,238	(10,093)	82%	18%
0-29	1	10,000	(401)	100%	0%
Totals	3,214	$2,167,537,697	$487,784,045

As of December 31, 2016, the portfolio of Policy holdings according to these two types of position holders, as well as the Aggregate Face Value and Aggregate Fair Value, broken-out into the various age ranges is summarized below:

Insured's Age (between ages)	Number of Insured	Aggregate Face Values	Aggregate Fair Value	PHT	CFH
90-98	186	$545,159,719	$178,322,805	46%	54%
80-89	461	1,380,357,068	280,621,794	62%	38%
70-79	65	24,979,966	7,748,149	90%	10%
60-69	597	64,742,209	3,465,661	55%	45%
50-59	1,490	151,727,827	682,659	38%	62%
40-49	444	34,345,280	(83,144)	40%	60%
30-39	8	945,000	(8,797)	93%	7%
0-29	1	30,000	(345)	100%	0%
Totals	3,252	$2,202,287,069	$470,748,782

Policy Valuation Methodology

In assessing and determining the Portfolio’s valuation, the Position Holder Trust retained Lewis & Ellis, Inc. (“L&E”) as its principal actuaries. L&E has been an actuarial consulting firm since 1968 with offices in Dallas, Kansas City, Baltimore, Denver, Indianapolis, and London. In preparing the valuation, the actuaries necessarily made certain assumptions and defined certain parameters to their analysis and valuation that, while consistent with industry standards, are nevertheless assumptions and, accordingly, L&E does not guarantee, on any basis, the performance or success of the Policies, the repayment of invested capital, or any particular rate of capital or income return. In this regard, while L&E has analyzed the details of the operations of the Policies, they have prepared the valuation of the Policies as of December 31, 2016.

The Portfolio was valued using a probabilistic approach, which is actuarially based. This approach fits the Portfolio’s cash flows (premium payments and death benefits) to a monthly mortality scale as generated by each insured’s specific life expectancy. This mortality scale is actuarially rolled forward from the life expectancy underwriting date to the valuation date. This mathematical approach is substantially the same as actuaries customarily use in the pricing of life insurance and annuities. L&E discounted the monthly cash flows with interest and survivorship back to the valuation date of December 31, 2016, to arrive at the Portfolio’s estimated value.

The Servicing Company is paid 2.65% of each maturity as compensation. The valuations presented are net of such anticipated compensation. L&E utilized each Policy’s “optimized” premiums as provided by the Servicing Company with the use of the ClariNet software. L&E relied on life expectancy values provided by the Servicing Company that were in turn provided to it from qualified industry experts. If a particular Policy did not have a life expectancy, L&E used the Society of Actuaries’ 2015 Valuation Basic Smoker Distinct mortality tables developed by the U.S. Society of Actuaries (“2015 VBT”), to obtain the average probability of death for similarly categorized persons and applied mortality multipliers by type/gender, to arrive at an estimated life expectancy for the insured. The mortality multipliers used are: 100% for the life settlement males, 100% for the life settlement females and 350% for the viaticals regardless of gender. The 2015 VBT are created based on the expected rates of death among different groups categorized by factors such as age and gender. Future changes in the life expectancies could have a material effect on the Portfolio’s fair value, and the Trust’s financial condition and results of operations. See Note 6 to the accompanying financial statements for additional detail.

Terms of the Trust

The Position Holder Trust will terminate when its Policy assets have all matured, have been abandoned or have been liquidated, and the Trust assets have been distributed in accordance with the Plan. Except in the circumstances set forth below, the Trust will terminate no later than ten years after the Effective Date. If warranted by the facts and circumstances provided for in the Plan, and subject to the approval of the Bankruptcy Court upon a finding that an extension is necessary for the purpose of the Trust, it’s term may be extended one or more times (not to exceed a total of four extensions, unless the Position Holder Trustee receives a favorable ruling from the IRS that any further extension would not adversely affect the status of the Position Holder Trust as a grantor trust for federal income tax purposes), for a finite period, each extension not to exceed five years. Each such extension must be approved by the Bankruptcy Court not more than six months prior to the beginning of the extended term with notice thereof to all Trust beneficiaries. Upon the occurrence of the termination of the Trust and consent of the Bankruptcy Court, the Trustee will be discharged from his duties.

The Trustee, Manager and Governing Trust Board

Eduardo S. Espinosa was appointed by the Bankruptcy Court to serve as Trustee of the Position Holder Trust and as the Manager of the Life Partners IRA Holder Partnership, LLC, as of the Effective Date. The Plan also establishes a Position Holder Trust Governing Trust Board comprised of five members (“Governing Trust Board”). As approved in the Confirmation Order, the initial Governing Trust Board included Messrs. Bert Scalzo, Robert L. Trimble, Mark Redus, Philip R. Loy and Nate Evans. The members of the Governing Trust Board also serve as members of the Advisory Committee of the IRA Partnership, and as members of the trust board for the Creditors’ Trust. The business experience and other information concerning the Trustee and each member of the Governing Trust Board is included in Item 5 below.

The Position Holder Trust Agreement and the IRA Partnership Agreement contain limitation of liability and indemnification provisions with respect to the Trustee, the Governing Trust Board and the Advisory Committee,

their members, designees, or any duly designated agent or representative of the Governing Trust Board and the Advisory Committee. Specifically, none of the Governing Trust Board and the Advisory Committee, nor any of their members or designees, nor any duly designated agent or representative of the Governing Trust Board or the Advisory Committee, or their respective employees, will be liable for the act or omission of any other member, designee, agent or representative of the Governing Trust Board or the Advisory Committee, nor shall the Trustee or any member of the Governing Trust Board or the Advisory Committee be liable for any act or omission taken or omitted to be taken in its capacity as Trustee or such a member, other than acts or omissions resulting from such member’s willful misconduct, gross negligence, or fraud.

The Trustee, the Advisory Committee or the Trust Boards, as the case may be, may, in connection with the performance of its respective function, and, subject to the terms of their respective organizational documents, retain and consult with attorneys, accountants, and agents, and the Trustee or a member of the Advisory Committee or Trust Board will not be liable for any act taken, omitted to be taken, or suffered to be done in accordance with advice or opinions rendered by such professionals. Notwithstanding such authority, neither the Trustee, Governing Trust Board nor the Advisory Committee shall be under any obligation to consult with attorneys, accountants or agents, and a determination to not do so will not result in the imposition of liability on the Trustee, or Governing Trust Board or Advisory Committee, or its members and/or designees, unless such determination is based on willful misconduct, gross negligence, or fraud.

Reporting Requirements

The Registrants were formed on December 9, 2016, and have not previously filed any reports with the SEC. This Registration Statement became effective by operation of law on or about July 1, 2017. You can read our SEC filings, including this Registration Statement, over the Internet at the SEC’s website at www.sec.gov. Our Internet address is www.lpi-pht.com.

Subject to the discretion of the Trustee and the Governing Trust Board, the Servicing Company may provide Policy data and data relating to premiums and maturity funds on a secure Servicing Company website. The data is updated monthly or as frequently as practical. Policies that mature would be listed with the Policy ID, death benefit and maturity date, as well an indication if the proceeds have been received.

Item 1A.	Risk Factors.

Not applicable.

Item 2.	Financial Information.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion in conjunction with the consolidated financial statements and accompanying notes and the information contained in other sections of this Registration Statement. The statements in this discussion and analysis concerning expectations regarding the Position Holder Trust’s future performance, liquidity and capital resources, as well as other non-historical statements in this discussion and analysis, are forward-looking statements. These forward-looking statements are subject to numerous risks and uncertainties, including those described above under “Cautionary Statement Regarding Forward-Looking Statements.” The actual results of the Trust could differ materially from those suggested or implied by any forward-looking statements.

Business Overview

The Position Holder Trust and the IRA Partnership came into existence on December 9, 2016, as a result of the Plan of Reorganization confirmed pursuant to the Chapter 11 bankruptcy proceeding initiated in 2015 by Life Partners Holdings, Inc. The Trust’s primary asset is a life insurance portfolio of 3,252 Policies, with an aggregate fair value of $470.7 million and an aggregate face value of approximately $2.2 billion at December 31, 2016. The Trust’s portion of the Portfolio has a fair value of $263.6 million and a face value of $1.3 billion at December 31, 2016. The Trust recognizes income on its respective portion of the Policies primarily from changes in their aggregate fair value. The Bankruptcy Court organized the Registrants in order to liquidate the assets of the Debtors in a manner calculated to conserve, protect and maximize the value of the assets, and to distribute the proceeds thereof to the Trust’s securities holders in accordance with the Plan. The Registrants have no other business interests nor operations and will not acquire any additional life insurance policies. The Trust’s beginning assets and liabilities were contributed pursuant to the Plan as of December 9, 2016.

Results of Continuing Operations

Six-Month Period Ended June 30, 2017

The Position Holder Trust’s net income from operations for the six-month period ended June 30, 2017 was $14.3 million. The Trust did not exist before December 9, 2016, so there is no comparable 2016 financial information. There was no tax expense nor benefit for the six-month period ended June 30, 2017. The following is the analysis of net income for the six-month period ended June 30, 2017:

Income	$22,677,434
Expense	(8,364,469)
Net increase in net assets resulting from operations	$14,312,965

The following table provides a roll-forward in the changes in fair value for the six-month period ended June 30, 2017, for the PHT Portfolio life insurance policies:

Balance at December 31, 2016	$263,579,040
Change in fair value	22,677,434
Matured policies, net of fees	(31,526,114)
Premiums paid	18,417,324

Balance at June 30, 2017	$273,147,684

Changes in fair value included in earnings for the period relating to assets held at June 30, 2017	$(3,609,173)

The change in underlying fair values of the assets from the Debtors to the asset values determined for the Policies reflects updated life expectancies procured by the Trust in respect of the insured lives and maturities during the period.

As of June 30, 2017, the Position Holder Trust held 3,214 Policies with an estimated fair value of $487.8 million compared to 3,252 Policies with a fair value of $470.7 million at December 31, 2016, an increase of $17.1 million or 3.6%. Of the 3,214 Policies’ estimated fair value of $487.8 million, $273.2 million is attributable to the PHT Portfolio and $214.6 million to the Continuing Fractional Holders. As of June 30, 2017, the Policies’ aggregate death benefit was approximately $2.2 billion, which was comprised of $1.9 billion in life settlement contracts and $259.0 million in viatical contracts.

The 3,214 Policies owned as of June 30, 2017, were valued using a base or foundational discount rate of 15%, with further valuation adjustments based upon the size of the insured pool, life expectancy data, distinctions between life settlement and viatical policies and whether the Policies are whole life, convertible term or non-convertible term policies and with a post-adjustment weighted average discount rate of 25.19% See Note 6, "Fair Value Measurements," to the accompanying consolidated financial statements. There were no Policy sales during six-month period ended June 30, 2017.

Interest expense for the six-month period ended June 30, 2017 primarily consisted of $3.0 million on the Vida loan and $526.2 thousand on the NIRAN note payable:

Investing Activities

During the six month period ended June 30, 2017, the Position Holder Trust paid premiums on life insurance policies totaling $21.9 million on the PHT Portfolio. In addition, the Trust received $22.1 million from CFH holders for the payment of premiums, and paid $11.6 million in CFH premiums. Cash received from CFH holders are held in escrow until paid to the insurance companies, such amounts are held as restricted cash on the balance sheet of the Trust.

Financing Activities

The Position Holder Trust did not engage in any financing activities during the six month period ended June 30, 2017.

Continuing Operations

While the Position Holder Trust is a liquidating trust with no intent to continue or engage in a trade or business, the nature of the life insurance policies assets being liquidated are such that it is not practical or advantageous to simply liquidate the Policies by disposing of them; there is no viable secondary market for the Policies, nor is there another practical means of disposing of them or monetizing them in the near term.

The Trust expects that fulfilling its purpose requires a significant amount of time, and that the Trust will have significant ongoing operations during that period due to the nature of its assets and its plan to maximize the proceeds to its beneficiaries by maintaining the majority of its life insurance policies until maturity. As a result, the Trust has concluded that its liquidation is not imminent, in accordance with the definitions under accounting principles generally accepted in the United States of America, and has not applied the liquidation basis of accounting in presenting its financial statements. The Trust will continue to evaluate its operations to determine when its liquidation becomes imminent and the liquidation basis of accounting is required.

Off-Balance Sheet Arrangements

As of June 30, 2017, the Registrants had no off-balance sheet arrangements.

Liquidity and Capital Resources

Vida Opportunity Fund, LP, an affiliate of Vida Capital, Inc. provided the $55 million Exit Loan Facility necessary to provide for consummation of the reorganization transactions contemplated by the Plan. Vida Longevity Fund, LP, also an affiliate of Vida Capital, Inc., provided a $25 million revolving line of credit. The obligations are secured by liens on virtually all of the Position Holder Trust’s assets.

The Plan authorizes the Trustee to use the Maturity Funds Facility to borrow, from time to time, on a short-term revolving basis to fund its premium reserves. The Position Holder Trust is also entitled to access the cash surrender value included in the beneficial ownership registered in its name from time to time to use for any purpose permitted by the Position Holder Trust Agreement, including to satisfy its share of the premium obligations relating to the Policies. If any such use results in a decrease in the death benefit payable under the related Policy, the decrease will reduce the Trust’s share of the maturity proceeds of the Policy, or if the Trust’s share is insufficient, it must make up the difference.

At June 30, 2017, the Trust had $59.9 million of cash available. Of this amount, $9.6 million was held to pay Policy premiums, $35.7 million was held to pay for premiums collected and due on behalf of the Current Fractional Holders, $11.7 million was held to pay the outstanding pre-effective date maturities collected and owed to Current Fractional Holders, and $0.6 million was available to pay for operating expenses of the Trust. The Trust believes that these financial resources are sufficient for it to continue its operations and to issue funds, as necessary, throughout the twelve months after the date of this report.

The Trust’s total outstanding liabilities decreased by $18.3 million from $178.4 million at December 31, 2016, to $160.1 million at June 30, 2017. The decrease was mainly attributable to the expenditure of cash to pay outstanding liabilities associated with the payout of funds related to Pre-Effective Date Maturities of $20.7 million, Creditor trust funding of $5.0 million, and certain other obligations associated with the bankruptcy and the establishment of the Registrants, including interest, offset by increase in liabilities for premiums payable of $10.0 million.

The Position Holder Trust’s primary needs for working capital are to pay premiums on Policies and expenses relating to administration of the Trust and its assets. Pursuant to the Servicing Agreement, fees for servicing the Policies will be paid out of the death benefits paid on Policies in an amount equal to 2.65% of the death benefits paid. In addition, the Trust is required by the Plan to contribute $12 million to the Creditors’ Trust over the three-year period following the Effective Date. An initial $2 million was contributed to the Creditors’ Trust on December 9, 2016, and an additional $5 million was contributed on January 23, 2017.

Outstanding debt for the year ended December 31, 2016, included $55.0 million of outstanding principal on the Exit Loan Facility, $36.5 million of New IRA Notes, and $2.6 million to Thomas Moran.

New IRA Notes

The Debtors’ estate included 1,177 security holders who held their positions through their individual retirement accounts. Pursuant to the U.S. Internal Revenue Code of 1986, life insurance contracts are prohibited investments for an IRA. As a result, the Plan includes mechanisms to resolve the IRA investors’ claims by establishing the IRA Partnership and authorizing the issuance of the New IRA Notes.

The Plan authorized the Position Holder Trust to issue New IRA Notes in a principal amount of up to $63.7 million bearing interest at the rate of 3.00% per annum, due 2031. The Trust agreed to pay the principal of and interest on the New IRA Notes on the dates and in the manner provided by the Indenture under which they were issued. As of June 30, 2017, the outstanding amount of the New IRA Notes was $36.5 million, with accrued interest of $547.3 thousand calculated through June 30, 2017. Interest is payable annually commencing on December 15, 2017. The Indenture is filed as Exhibit 4.1 to this Registration Statement and incorporated herein by reference.

If the Trust elects to redeem any New IRA Notes, it must notify the New IRA Note trustee of the redemption date and the principal amount to be redeemed at least 60 days before the redemption date (unless a shorter period is satisfactory to the trustee). If fewer than all the New IRA Notes are being redeemed, the notice must also specify a record date not less than 15 days after the date of the notice of redemption is given to the New IRA Note trustee. The New IRA Note trustee will select the notes to be redeemed on a pro rata basis in denominations of $100 principal amount and higher integral multiples of $100.

Notes Payable per Order of the Bankruptcy Court

On March 28, 2017, the Bankruptcy Court’s allowed $5.5 million as reasonable compensation for the services rendered by H. Thomas Moran as Chapter 11 Trustee. The Court ordered the Position Holder Trust to pay 50%, or $2.8 million, promptly, which occurred March 30, 2017. The remaining $2.8 million is to be paid in cash pursuant to the terms of an unsecured promissory note issued by the Trust. The note does not bear interest and the principal amount will be paid in three equal annual installments on January 1 of 2019, 2020 and 2021, with the full principal amount paid no later than December 30, 2021, or in full on or after January 1, 2019.

2016 Compared to 2015

The Position Holder Trust’s net income from operations for the period from December 9, 2016 to December 31, 2016, was $899 thousand. The Trust did not exist before December 9, 2016, so there is no comparable 2015 financial information. There was no tax expense nor benefit for the year ended December 31, 2016. The following is the analysis of the net increase in net assets resulting from operations for the period ending December 31, 2016:

Income	$2,559,020
Expense	(1,660,445)
Net increase in net assets resulting from operations	$898,575

The following table provides a roll-forward in the changes in fair value for the period ended December 31, 2016, for the Trust’s life insurance policies:

Contributed balance at December 9, 2016	$267,769,937
Change in fair value	2,559,020
Matured policies, net of fees	(6,749,917)

Balance at December 31, 2016	$263,579,040

Changes in fair value included in earnings for the period relating to assets held at December 31, 2016	$3,274,623

The change in underlying fair values of the assets from the Debtors to the asset values determined for the Policies reflects updated life expectancies procured by the Trust in respect of the insured lives and maturities during the period.

As of December 31, 2016, the Position Holder Trust held 3,252 Policies with an estimated fair value of $470.7 million compared to 3,258 Policies with a fair value of $478.0 million at December 9, 2016, a decrease of $7.3 million or 1.5%. Of the 3,252 Policies’ estimated fair value of $470.7 million, $263.6 million is attributable to the Position Holder Trust and $207.1 million to the Continuing Fractional Holders. As of December 31, 2016, the Policies’ aggregate death benefit was approximately $2.2 billion, which was comprised of $1.9 billion in life settlement contracts and $260.7 million in viatical contracts.

The 3,252 Policies owned as of December 31, 2016, were valued using a base or foundational discount rate of 15%, with further valuation adjustments based upon the size of the insured pool, life expectancy data, distinctions between life settlement and viatical policies and whether the Policies are whole life, convertible term or non-convertible term policies and with a post-adjustment weighted average discount rate of 24.79%. See Note 6, “Fair Value Measurements,” to the accompanying consolidated financial statements. There were no Policy sales during the period ended December 31, 2016.

Interest expense for the period ending December 31, 2016 consisted of $387 thousand on the Vida loan, $274 thousand for the Maturity Funds Facility, and $81 thousand on the NIRAN note payable:

Investing Activities

The Position Holder Trust did not engage in any investing activities during the period ended December 31, 2016.

Financing Activities

The Position Holder Trust received $207.1 million of contributed cash at creation on December 9, 2016. In addition, Vida Opportunity Fund, LP, an affiliate of Vida Capital, Inc. provided the $55 million Exit Loan Facility necessary to provide for consummation of the reorganization transactions contemplated by the Plan. We repaid the maturity funds facility of $27.2 million.

Continuing Operations

While the Position Holder Trust is a liquidating trust with no intent to continue or engage in a trade or business, the nature of the life insurance policies assets being liquidated are such that it is not practical or advantageous to simply liquidate the Policies by disposing of them; there is no viable secondary market for the Policies, nor is there another practical means of disposing of them or monetizing them in the near term.

The Trust expects that fulfilling its purpose requires a significant amount of time, and that the Trust will have significant ongoing operations during that period due to the nature of its assets and its plan to maximize the proceeds to its beneficiaries by maintaining the majority of its life insurance policies until maturity. As a result, the Trust has concluded that its liquidation is not imminent, in accordance with the definitions under accounting principles generally accepted in the United States of America, and has not applied the liquidation basis of accounting in presenting its financial statements. The Trust will continue to evaluate its operations to determine when its liquidation becomes imminent and the liquidation basis of accounting is required.

Off-Balance Sheet Arrangements

As of December 31, 2016, the Registrants had no off-balance sheet arrangements.

Liquidity and Capital Resources

Vida Opportunity Fund, LP, an affiliate of Vida Capital, Inc. provided the $55 million Exit Loan Facility necessary to provide for consummation of the reorganization transactions contemplated by the Plan. Vida Longevity Fund, LP, also an affiliate of Vida Capital, Inc., provided a $25 million revolving line of credit. The obligations are secured by liens on virtually all of the Position Holder Trust’s assets.

The Plan authorizes the Trustee to use the Maturity Funds Facility to borrow, from time to time, on a short-term revolving basis to fund its premium reserves. The Position Holder Trust is also entitled to access the cash surrender value included in the beneficial ownership registered in its name from time to time to use for any purpose permitted by the Position Holder Trust Agreement, including to satisfy its share of the premium obligations relating to the Policies. If any such use results in a decrease in the death benefit payable under the related Policy, the decrease will reduce the Trust’s share of the maturity proceeds of the Policy, or if the Trust’s share is insufficient, it must make up the difference.

On the Effective Date, the Position Holder Trust received from the Debtors’ two former escrow agents $201.6 million related to premium and maturities, as of the Effective Date: $156.1 million from Advanced Trust & Life Escrow Services, and $45.5 million from Purchase Escrow Services, LLC. At December 31, 2016, the Trust had $103.5 million of cash available. Of this amount, $27.5 million was held to pay Policy premiums, $25.8 million was held to pay for premiums collected and due on behalf of the Current Fractional Holders, $26.2 million was held to pay the outstanding pre-effective date maturities collected and owed to Current Fractional Holders, and $24.0 million was available to pay for operating expenses of the Trust. The Trust believes that these financial resources are sufficient for it to continue its operations and to issue funds, as necessary, throughout the twelve months after the date of this report. The Trust’s total outstanding liabilities decreased by $97.3 million from $275.7 million at the Effective Date, to $178.4 million at December 31, 2016. The decrease was mainly attributable to the expenditure of cash to pay outstanding liabilities associated with the payout of funds related to Pre-Effective Date Maturities of $104.7 million, Maturity Funds Facility of $27.5 million, including interest, and certain other obligations associated with the bankruptcy and the establishment of the Registrants.

The Position Holder Trust’s primary needs for working capital are to pay premiums on Policies and expenses relating to administration of the Trust and its assets. Pursuant to the Servicing Agreement, fees for servicing the Policies will be paid out of the death benefits paid on Policies in an amount equal to 2.65% of the death benefits paid. In addition, the Trust is required by the Plan to contribute $12 million to the Creditors’ Trust over the three-year period following the Effective Date. An initial $2 million was contributed to the Creditors’ Trust on December 9, 2016, and an additional $5 million was contributed on January 23, 2017.

Outstanding debt as of December 31, 2016, included $55.0 million of outstanding principal on the Exit Loan Facility and $36.5 million of New IRA Notes.

New IRA Notes

The Debtors’ estate included 1,177 security holders who held their positions through their individual retirement accounts. Pursuant to the U.S. Internal Revenue Code of 1986, life insurance contracts are prohibited investments for an IRA. As a result, the Plan includes mechanisms to resolve the IRA investors’ claims by establishing the IRA Partnership and authorizing the issuance of the New IRA Notes.

The Plan authorized the Position Holder Trust to issue New IRA Notes in a principal amount of up to $63.7 million bearing interest at the rate of 3.00% per annum, due 2031. The Trust agreed to pay the principal of and interest on the New IRA Notes on the dates and in the manner provided by the Indenture under which they were issued. As of December 31, 2016, the outstanding amount of the New IRA Notes was $36.5 million, with accrued interest of $81 thousand calculated through December 31, 2016. Interest is payable annually commencing on December 15, 2017. The Indenture is filed as Exhibit 4.1 to this Registration Statement and incorporated herein by reference.

If the Trust elects to redeem any New IRA Notes, it must notify the New IRA Note trustee of the redemption date and the principal amount to be redeemed at least 60 days before the redemption date (unless a shorter period is satisfactory to the trustee). If fewer than all the New IRA Notes are being redeemed, the notice must also specify a record date not less than 15 days after the date of the notice of redemption is given to the New IRA Note trustee. The New IRA Note trustee will select the notes to be redeemed on a pro rata basis in denominations of $100 principal amount and higher integral multiples of $100.

Notes Payable per Order of the Bankruptcy Court

On March 28, 2017, the Bankruptcy Court’s allowed $5.5 million as reasonable compensation for the services rendered by H. Thomas Moran as Chapter 11 Trustee. The Court ordered the Position Holder Trust to pay 50%, or $2.8 million, promptly, which occurred March 30, 2017. The remaining $2.8 million is to be paid in cash pursuant to the terms of an unsecured promissory note issued by the Trust. The note does not bear interest and the principal amount will be paid in three equal annual installments on January 1 of 2019, 2020 and 2021, with the full principal amount paid no later than December 30, 2021. The Trust may prepay the loan any time after January 1, 2019 without penalty.

Internal Control Over Financial Reporting

In preparing our financial statements for the year ended December 31, 2016, we identified a material weakness in our internal control over financial reporting, as defined by the SEC guidelines for public companies.

A deficiency in internal control over financial reporting exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for the oversight of the company’s financial reporting. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis.

The material weakness identified relates to the Trust having not yet established processes and controls sufficient to ensure the accuracy of data and information regarding its policies, insured parties and position holder interests on an ongoing basis. In addition, such controls are not fully implemented at the servicer and Subservicer, and relevant controls to monitor the performance of those organizations are not yet in place. In response to this assessment, we implemented and are implementing entity level controls to provide oversight on financial reporting and cash management provided by the Servicing Company. In addition, the Servicing Company has begun to implement new accounting and operating systems that incorporate appropriate accounting controls over their assigned functions. We believe that the continued implementation of these measures will address and remedy this material weakness in our internal control over financial reporting.

Critical Accounting Policies

Basis of Presentation

The Position Holder Trust’s primary purpose is the liquidation of the Trust’s assets and the distribution of proceeds to its securities holders. The Trust expects that fulfilling its purpose requires a significant amount of time, and that the Trust will have significant ongoing operations during that period due to the nature of its assets and its plan to maximize the proceeds to its beneficiaries by maintaining the majority of its life insurance policies until maturity. As a result, the Trust has concluded that its liquidation is not imminent, in accordance with the definitions under accounting principles generally accepted in the United States of America, and has not applied the liquidation basis of accounting in presenting its financial statements. The Trust will continue to evaluate its operations to determine when its liquidation becomes imminent and the liquidation basis of accounting is required.

Investments in Life Insurance Policies

The Trust accounts for its interests in life insurance policies at fair value in accordance with ASC 325-30, Investments in Insurance Contracts. The Trust initially recognized the life insurance policies transferred at its inception at their fair market value on December 9, 2016 and the Trust will estimate the fair value at each subsequent reporting period.

Fair Value of Life Insurance Policies

The Trust follows ASC 820, Fair Value Measurements and Disclosures, in estimating the fair value of its life insurance policies, which defines fair value as an exit price representing the amount that would be received if an asset were sold or that would be paid to transfer a liability in an orderly transaction between market participants at the measurement date. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability.

As a basis for considering such assumptions, the guidance establishes a three-level fair value hierarchy that prioritizes the inputs used to measure fair value. Level 1 relates to quoted prices in active markets for identical assets or liabilities. Level 2 relates to observable inputs other than quoted prices included in Level 1. Level 3 relates to unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. The Trust’s investments in life insurance policies are considered to be Level 3 as there is currently no active market where the Trust is able to observe quoted prices for identical assets and the Trust’s valuation model incorporates significant inputs that are not observable.

The Trust’s valuation of life insurance policies is a critical estimate within the financial statements. The Trust currently uses a probabilistic method of valuing life insurance policies, which the Trust believes to be the preferred valuation method in the industry. The Trust calculates the assets’ fair value using a present value technique to estimate the fair value of the projected future cash flows. The most significant assumptions in estimating the fair value are the Trust’s estimate of the insureds’ life expectancy and the discount rate. See Note 6, “Fair Value Measurements”.

Income Recognition

The Trust’s investments in life insurance policies are its primary source of income. Gain or loss is recognized from ongoing changes in the portfolio’s estimated fair value, including any gains or losses at maturity. Gains or losses from maturities are recognized at receipt of a death notice or verified obituary for an insured party, and determined based on the difference between the death benefit and the estimated fair value of the policy at maturity.

Premiums receivable

The Trust assumed the Debtors’ receivables related to life insurance policy premiums and service fees that were paid by the Debtors on behalf of fractional interest holders prior to the Trust’s effective date. After December 9, 2016, the policy premiums allocable to continuing fractional interest holders are those persons’ obligations and not the Trust. If a continuing fractional interest holder defaults on future premium obligations, such position is deemed contributed to the Trust in exchange for the number of Units provided by the Plan.

The Trust maintains an allowance for doubtful accounts for estimated losses resulting from the inability to collect premiums and service fees receivable. Such estimates are based on the position holder’s payment history and other indications of potential uncollectability. After all attempts to collect a receivable have failed, receivables are written off against the allowance. At December 31, 2016, the allowance for doubtful accounts totals $5.0 million, all of which was for receivables assumed from the Debtors on the effective date. Outstanding receivable balances may be recoverable pursuant to the Trustee’s set-off rights under the Plan.

Maturities receivable

Maturities receivable consist of the Trust’s portion of life insurance policy maturities that occurred but payment was not received as of December 31, 2016.

Income Taxes

No provision for state or Federal income taxes has been made as the liability for such taxes is attributable to the Unit holders rather than the Trust. The Trust is a grantor trust with taxable income or loss passing through to the Unit holders. In certain instances, however, the Trust may be required under applicable state laws to remit directly to state tax authorities amounts otherwise due to Unit holders. Such payments on behalf of the Unit holders are deemed distributions to them.

The Financial Accounting Standards Board (the “FASB”) has provided guidance for how uncertain tax positions should be recognized, measured, disclosed, and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Trust’s tax returns to determine whether the tax positions are more-likely-than-not of being sustained when challenged or when examined by the applicable taxing authority. The Trust has no material uncertain income tax positions as of December 31, 2016.

The Trust also assumed income tax liabilities of the Debtors at its inception which total approximately $2.9 million as of December 31, 2016 related to taxes, penalties, and interest from the Debtors’ 2008, 2009 and 2010 income tax returns. These obligations bear interest at 4% annually and are due in full by January 2020.

Use of Estimates

The preparation of these financial statements, in conformity with GAAP, requires the Trust to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting periods. Actual results could differ from these estimates and such differences could be material. The estimates related to the valuation of the life insurance policies represent significant estimates made by the Trust.

Risks and Uncertainties

The Trust encounters economic, legal, and longevity risk. The two main components of economic risk potentially impacting the Trust are market risk and concentration of credit risk. The Trust’s market risks include interest rate risk and the risk of declines in valuation of the Trust’s life insurance policies, including declines caused by the selection of increased discount rates associated with the Trust’s fair value model. It is reasonably possible that future changes to estimates involved in valuing life insurance policies could change and result in material effects to the future financial statements. Concentration of credit risk is the risk that an insurance carrier who has issued life insurance policies held by the Trust, does not remit the amount due under those policies due to the deteriorating financial condition of the carrier or otherwise. Another credit risk potentially impacting the Trust is the risk continuing fractional holders may default on their future premium obligations, increasing the Trust’s premium liability.

There exists a legal risk that courts would allow insurance carriers to deny paying benefits and retain premiums paid by the Trust in respect of insurance policies that are successfully rescinded or contested. In addition, our title or right to benefit from an insurance policy may be challenged by the insurer or the insured’s family.

Longevity risk refers to the reasonable possibility that actual mortalities of insureds in the Trust’s portfolio extend over longer periods than are anticipated, resulting in the Trust paying more for premiums.

The Trust maintains the majority of its cash in several accounts with a commercial bank. Balances on deposit are insured by the Federal Deposit Insurance Corporation (“FDIC”); although the Trust’s balances may exceed the FDIC insurable amount at its banks.

Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses primarily include professional services, legal fees and expected litigation settlements, some of which are obligations assumed by the Trust that were incurred prior to the effective date of the Trust. The Trust also accrues liabilities for state taxes payable and other miscellaneous accruals. The Trust accrues liabilities when costs are incurred and such costs can be reasonably estimated. Accrued expenses related to the Debtors’ bankruptcy are included in assumed liabilities on the accompanying balance sheet.

Creditors’ Trust Funding Obligation

Pursuant to the Plan, in December 2016 the Trust contributed $2 million to the Creditor’s Trust that was also established contemporaneously under the Plan. As of December 31, 2016, the Trust was obligated to fund an additional $10 million. The Trust paid $5 million of the liability to the Creditor’s Trust in January 2017. The remaining balance is due in full in January 2018.

Premium Liability

As of December 31, 2016, the Trust holds $25.8 million in escrow for future payment of the continuing fractional holders’ premium obligations. To the extent that these funds are not used for premium payments, they are refundable to the respective continuing fractional holder.

Pre-Effective Maturity Liabilities

On December 9, 2016, the Trust received funds related to maturities that occurred prior to the formation of the Trust. These funds are recognized as a liability on the accompanying balance sheet as pre-effective maturity liabilities owed to the fractional interest holders. Additionally, the Trust has recorded a receivable for maturities that occurred prior to December 9, 2016 where proceeds were not received as of that date. This receivable is approximately $7.4 million as of December 31, 2016 and is included in pre-effective maturity liabilities on the accompanying balance sheet.

Recently Issued Accounting Pronouncements

In November 2016, the FASB issued guidance under the Account Standards Update (“ASU”) 2016-18, Statement of Cash Flows: Restricted Cash, which provides guidance on the presentation of restricted cash or restricted cash equivalents in the statement of cash flows. This guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2017. The Trust elected to adopt this provision early, and this adoption did not have a material impact on the Trust’s financial statements.

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2014-09, “Revenue from Contracts with Customers,” which converges the FASB and the International Accounting Standards Board (“IASB”) standard on revenue recognition. Areas of revenue recognition that will be affected include, but are not limited to, transfer of control, variable consideration, allocation of transfer pricing, licenses, time value of money, contract costs and disclosures. In April 2015, the FASB voted to defer the effective date of the new revenue recognition standard by one year. As a result, the provisions of this ASU are now effective for interim and annual periods beginning after December 15, 2017. The Trust does not expect that this guidance will have a material impact on its financial position, results of operations or cash flows.

Item 3.	Properties.

During 2016 and early 2017, the Position Holder Trust leased certain buildings that were previously occupied by the Debtors at market rates from unaffiliated parties. The leases expired on May 31, 2017, and were not renewed. The Trust maintains a small leasehold interest in the Subservicer’s office space for $1,000 per month.

Item 4.	Security Ownership of Certain Beneficial Owners and Management.

The Position Holder Trust does not have any securities outstanding that, by its terms, provide the holder with a presently exercisable right to vote for the election of the Trustee or the Governing Trust Board or to exercise any control or influence over the management, affairs and policies of the Trust through the exercise of a voting right. Pursuant to the Position Holder Trust Agreement and the IRA Partnership Agreement, the sole Manager of the IRA Partnership will be the same person as the Trustee, but the Manager may be removed or replaced at any time, with or without cause, and a new Manager selected by, in each case, members of the IRA Partnership holding 75% of the outstanding units thereof. Except for the IRA Partnership which owns more than 5% of the Trust, no individual person, the Trustee or member of the Governing Trust Board, nor all of its members as a group, owns more than one percent of the outstanding Position Holder Trust Interests or IRA Partnership Interests, or of all outstanding Continuing Fractional Interests based on the aggregate face amount of death benefit in all Policies.

Item 5.	Directors and Executive Officers.

The following table sets forth the name, age and positions of the Trustee and Manager, as well as the members of the Governing Trust Board. The Registrants do not have any other officers or employees.

NAME	AGE	POSITION
Eduardo S. Espinosa	51	Position Holder Trustee and Manager of the IRA Partnership

Bert Scalzo	54	Governing Trust Board Member and Chairperson of the Governing Trust Board

Robert L. “Skip” Trimble	77	Governing Trust Board Member

Marc Redus	63	Governing Trust Board Member

Philip R. Loy	71	Governing Trust Board Member

Nate Evans	55	Governing Trust Board Member

The members of the Governing Trust Board also serve as the members of the Creditors’ Trust Governing Trust Board and as members of the Advisory Committee to the IRA Partnership. There are no family relationships between or among the Trustee or any of the members of the Governing Trust Board. Further, neither the Trustee nor any member of the Governing Trust Board over the previous ten years has: (1) had any bankruptcy petition filed by or against such person or any business entity of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time; (2) had any conviction in a criminal proceeding or been subject to a pending criminal proceeding (excluding traffic violations and other minor offenses); (3) been subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his or her involvement in any type of business, securities or banking activities; or (4) been subject to any determination or ruling found by a court of competent jurisdiction (in a civil action), the SEC or the Commodities Futures Trading Commission not subsequently reversed, suspended or vacated, finding such person to have violated a federal or state securities or commodities law.

There are no committees of the Governing Trust Board or of the Advisory Committee to the IRA Partnership. The business backgrounds and certain other information about the Trustee and the members of the Governing Trust Board are set forth below:

EDUARDO S. ESPINOSA – Position Holder Trustee and Manager of the IRA Partnership

Mr. Espinosa has served as the Trustee of the Position Holder Trust and as sole Manager of the IRA Partnership since his appointment by the Bankruptcy Court effective as of December 9, 2016. Mr. Espinosa has been an attorney and member of the law firm of Dykema Cox Smith since July 2012, where he specializes in corporate, securities and mergers and acquisitions law. Previously, he was a partner with the law firm of K&L Gates from September 2006 to July 2012. Mr. Espinosa also served as an attorney-advisor in the SEC’s Division of Enforcement from 1995 to 1998. Mr. Espinosa has been appointed by state and federal courts to act as a receiver for troubled businesses or other entities in the past. We believe that the Bankruptcy Court approved Mr. Espinosa based upon his substantial experience as a receiver in other cases, including a prior receivership involving fractionalized life settlements and their derivatives.

BERT SCALZO – Member of the Governing Trust Board

Mr. Scalzo has served as a member of the Governing Trust Board since his appointment by the Bankruptcy Court effective as of December 9, 2016. Mr. Scalzo also served as Chairman of the Unsecured Creditors’ Committee in the Life Partners reorganization proceeding. Mr. Scalzo has served since 2015 as a Senior Product Manager Database Tools for IDERA, Inc. where he has developed product roadmaps, designed and implemented features and performed marketing and sales support for multiple leading database tools. From 2014 to 2015, Mr. Scalzo was the Chief Architect Database Solutions for HGST, Inc., a subsidiary of Western Digital Corporation where he was responsible for the design and marketing of flash-based Oracle and MySQL database appliances. Mr. Scalzo was the Chief Architect Database Solutions for Quest Software from 2000 to 2014, where he developed product roadmaps, designed and implemented features and performed marketing and sales support for multiple leading database tools with annual sales of over $800 million per year. We believe that the Bankruptcy Court approved Mr. Scalzo based upon his position as a creditor representative where he spent countless hours talking and corresponding with numerous investors plus his substantial experience and expertise with respect to complex database management tools and systems.

ROBERT L. “SKIP” TRIMBLE - Member of the Governing Trust Board

Mr. Trimble has served as a member of the Governing Trust Board since his appointment by the Bankruptcy Court effective as of December 9, 2016. Mr. Trimble has served as a principal of Catlyn Capital Corp., a Dallas-based real estate investment firm, since 1996. His responsibilities included the negotiation and documentation of the acquisition, financing and disposition of over $3.0 billion of commercial real estate. Mr. Trimble was a partner with the law firm of Winstead, McGuire, Sechrest & Trimble prior to entering the real estate development business in 1981. Mr. Trimble obtained both his economics undergraduate and graduate law degree from Southern Methodist University, where he graduated cum laude from law school. Upon graduation from law school, Mr. Trimble worked as a trial attorney in the Tax Division of the U.S. Department of Justice. We believe that the Bankruptcy Court approved Mr. Trimble based upon his substantial experience and expertise with respect to corporate and transactional legal matters and the life insurance industry.

MARC REDUS - Member of the Governing Trust Board

Mr. Redus has served as a member of the Governing Trust Board since his appointment by the Bankruptcy Court effective as of December 9, 2016. Mr. Redus was a founding partner in DF&R Restaurants Inc. of Lubbock Texas in 1977, which expanded to more than 80 restaurants in 15 states, including the Harrigan’s and Don Pablo restaurant chains. Mr. Redus’ duties included all operational facets of the restaurant business, including accounting, finance, real estate and construction. Mr. Redus has served as a fourth-grade teacher for the Covenant School in Dallas Texas, and has been a member of the advisory board for Wynn Crosby Energy, a private oil and gas company located in Dallas Texas, for more than 15 years. We believe that the Bankruptcy Court approved Mr. Redus based upon his position on the creditors’ committee, as well as his experience and expertise with respect to business and financial matters.

PHILIP R. LOY – Member of the Governing Trust Board

Mr. Loy has served as a member of the Governing Trust Board since his appointment by the Bankruptcy Court effective as of December 9, 2016. Mr. Loy founded American Viatical Services, LLC, a leading life insurance underwriter and provider of life expectancy reports, and served as its President until his retirement in 2016. Prior thereto, Mr. Loy served as a property, casualty, life and health insurance agent for W.S. Pharr & Debtor from 1991 until 1994, and was the owner of Davis & Loy Insurance in Atlanta, Georgia from 1987 until 1991. Mr. Loy has served on the board of directors of the Life Insurance Settlement Association since 1998, and has served on the board of directors of the National Viatical Association from 1997 until 2000. We believe that the Bankruptcy Court approved Mr. Loy based upon his substantial experience and expertise with respect to the life insurance and life settlement industries.

NATE EVANS – Member of the Governing Trust Board

Mr. Evans has served as a member of the Governing Trust Board since his appointment by the Bankruptcy Court effective December 9, 2016. Mr. Evans has served as the Chief Executive Officer and President of MLF Financial Group, which provides an array of professional and managerial services to organizations that hold investments in life insurance linked mortality investments since 2003. From 2000 to 2003, Mr. Evans served as Vice President of ZeBU/Integrated Insurance Technologies, where he was in charge of customer relation activities and provided operations consulting services. Mr. Evans has 20 years of management experience in life insurance operations and technology integration, including 14 years at Allstate Financial. Mr. Evans also has served as chairman of the board of Life Insurance Settlement Association. We believe that the Bankruptcy Court approved Mr. Evans based upon his substantial experience and expertise with respect to the life insurance and life settlement industries.

Terms of Office

The Trustee has been appointed and approved by the Bankruptcy Court to serve until his death, resignation, incapacity or removal. The Trustee must provide not less than 90 days’ notice of resignation to the Governing Trust Board, and may be removed by a vote of four or more members of the Governing Trust Board, with or without Good Cause as defined below, or by an order of the Bankruptcy Court for Good Cause after application by one or more members of the Governing Trust Board and upon notice and a hearing. “Good Cause” is defined in the Plan as a breach of trust committed in bad faith, intentionally or with reckless indifference to the interest of any Position Holder Trust Beneficiary, conviction of a crime (other than traffic violations), or incapacity. In the event of the resignation, removal or death of the Trustee, the Governing Trust Board will appoint a successor Trustee upon the vote of three or more members.

The members of the Governing Trust Board have been appointed and approved by the Bankruptcy Court to serve until their death, incapacity, resignation or removal. The chair of the Governing Trust Board is elected by a majority vote of the members of the Governing Trust Board. A member of the Governing Trust Board may be removed at any time for Good Cause by a majority vote of the remaining Governing Trust Board members or by an order of the Bankruptcy Court after application by one or more Governing Trust Board members, the Trustee, the Trustee of the Creditors’ Trust, registered owners of more than 30% of the Position Holder Trust Interests, including IRA Partnership Interests and New IRA Notes, or registered owners of more than 30% of the Creditors’ Trust Interests, and upon notice and a hearing. The Bankruptcy Court has retained jurisdiction for this purpose.

Any vacancy on the Governing Trust Board shall be promptly filled by a majority vote of the remaining members, with input from the Trustee and the Trustee of the Creditors’ Trust. In the event of a tie, the chair of the Governing Trust Board will have the deciding vote. If all members of the Governing Trust Board resign or otherwise cease to serve at once, the Trustee shall promptly file a motion with the Bankruptcy Court to appoint successor members of the Governing Trust Board to fill all five vacancies, upon notice and a hearing on the matter. The Governing Trust Board has not adopted a code of ethics for the Governing Trust Board or the Trustee.

Pursuant to the Position Holder Trust Agreement and the IRA Partnership Agreement, the sole Manager of the IRA Partnership will be the same person as the Trustee, but the Manager may be removed or replaced at any time, with or without cause, and a new Manager selected by, in each case, members of the IRA Partnership holding 75% of the outstanding units thereof.

Item 6.	Executive Compensation.

The compensation payable to the Trustee and members of the Governing Trust Board were approved by the Bankruptcy Court in the Confirmation Order. The Trustee receives compensation of $400 per hour and expense reimbursement for services rendered in his capacity as Trustee and Manager of the IRA Partnership. The Governing Trust Board members receive an annual compensation set by a supermajority of the Governing Trust Board, but in no event greater than $40,000 per annum, payable quarterly in arrears, with the chair receiving additional annual compensation not to exceed $10,000 with the approval of at least three other Governing Trust Board members. In addition, Governing Trust Board members receive reimbursement of reasonable and actual out-of-pocket expenses incurred in performing their duties, and are entitled to engage their own legal counsel and advisors. The cost of such engagement is to be paid by the Creditors’ Trust and/or Position Holder Trust, as determined and allocated by the Governing Trust Board.

The foregoing compensation for Governing Trust Board members is for services as a member of the Governing Trust Board, the Creditors’ Trust Governing Trust Board and the Advisory Committee for the IRA Partnership, or for service as chair for both the Creditors’ Trust and the Position Holder Trust. Under the Plan, such compensation is to be allocated equally between the two entities. The Governing Trust Board may by a majority vote elect to change the allocation of compensation between the two entities such that one of the two may pay a greater or lesser percentage of the compensation than the other.

The Registrants do not have any equity-based compensation plans. Also, there are no potential payments that would be due to the Trustee, Manager or members of the Governing Trust Board upon termination from their respective positions, except for compensation described above that has accrued and remains unpaid as of the date of termination.

Item 7.	Certain Relationships and Related Transactions, and Director Independence.

Other than as described below, there have been no transactions or presently proposed transactions to which the Registrants have been or will be participants in which the amount involved exceeded or will exceed $120,000 and any of the members of the Governing Trust Board or the Trustee or Manager, or any members of the immediate family (including spouse, parents, children, siblings, and in-laws) of any of the foregoing, has any material interest, direct or indirect. As approved by the Bankruptcy Court, the Trustee engaged his law firm, Dykema Cox Smith, as counsel to the Registrants. The Registrants are not considered to be a “listed issuer” within the meaning of Item 407 of Regulation S-K and there are no applicable listing standards for determining the independence of the members of our Governing Trust Board. Applying the definition of independence set forth in Rule 4200(a)(15) of The Nasdaq Stock Market, Inc., however, all members of the Governing Trust Board are independent.

Item 8.	Legal Proceedings.

Pursuant to the Plan, all causes of action held by the Debtors as of the Effective Date were assigned to the Creditors’ Trust and will be pursued by the Creditors’ Trust in accordance with the Plan and the Creditors’ Trust Agreement. Accordingly, other than resolution of disputes relating to certain claims held by investors in accordance with the Plan and the Position Holder Trust Agreement, the Registrant is not involved in any legal proceedings, other than as party to an appeal of the Garner v. Atay, Case No. 16-11436, currently pending in the United States Court of Appeals for the Fifth Circuit.

This case is an appeal of an order approving a class settlement that underlays the Plan. Appellants did not appeal the order confirming the Plan. A significant issue in the bankruptcy was the ownership of a large portfolio of life insurance policies that LPI had purchased while selling what it termed to be “fractional interests” in each of the policies. This action was transferred to the district court for decision due to concerns over the bankruptcy court’s jurisdiction. LPI entered into a settlement agreement with the class resolving the ownership dispute and reforming the investment contracts. The district court approved the settlement and the bankruptcy court subsequently confirmed the Plan which incorporated the key features of the settlement. Appellants appealed the district court’s order approving the class settlement arguing that the district court lacked jurisdiction to determine who owned the life insurance policies and that the court abused its discretion by approving the settlement. The appeal is fully briefed and was set for oral argument on August 30, 2017, which has been delayed due to hurricane Harvey.

Item 9.	Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters.

There is no trading market for the Position Holder Trust Interests, Continuing Fractional Positions or the IRA Partnership Interests and none is expected to develop. Moreover, the Trust is prohibited under the Plan from taking any action to develop a trading market or engaging the services of a broker-dealer or market maker with respect to the New Interests. In this regard, the New Interests cannot be transferred unless the seller delivers an opinion of counsel (acceptable to the Trustee) that the proposed transfer (i) complies with all state and federal securities laws; (ii) will not cause the Trust or the IRA Partnership (as the case may be), to be required to register as an investment company and (iii) will not cause the Trust or the IRA Partnership to be taxed as a corporation. In addition, the Plan forbids the Trust from (a) listing the New Interests on any exchange or quotation system; (b) taking any action, directly or indirectly to develop a trading market; (c) acting as a broker/dealer or (d) disseminating information or otherwise facilitating trading activities. The Trust Agreement and the IRA Partnership Company Agreement provide other restrictions on the potential trading activity of beneficiaries of the Trust and members of the IRA Partnership. There were approximately 22,000 holders of record of the New Interests as of December 9, 2016.

Item 10.	Recent Sales of Unregistered Securities.

None.

Item 11.	Description of Registrant’s Securities to be Registered.

Position Holder Trust Interests

Position Holder Trust Interests represent beneficial interests in the Trust, and all holders of Position Holder Trust Interests are entitled to receive cash distributions from the Trust in accordance with their respective Pro Rata Shares. A Position Holder Trust Beneficiary’s respective “Pro Rata Share” means the ratio, expressed as a percentage, of (i) the number of Position Holder Trust Interests of which such Position Holder Trust Beneficiary is the registered owner, to (ii) the total number of Position Holder Trust Interests outstanding as of the measurement date, subject to modification for purposes of distributing any recovered assets. Each Position Holder Trust Interest is expressed in terms of a number of “units.”

Initial units of Position Holder Trust Interest were issued on the basis of one unit for each $1 of death benefit payable (rounded to the nearest dollar) associated with the ownership of Fractional Positions. Subsequent issuances of Position Holder Trust units will be issued to Continuing Fractional Holders if they default on their premium payment obligations. Such Position Holder Trust Interests will be issued in exchange for the defaulting Continuing Fractional Holder Interests, in accordance with the basis and discounts delineated in the Plan, as recently modified by the Bankruptcy Court. Upon request, the Trust will issue certificates representing some or all units registered in the name of a beneficiary. Unit certificates will bear restrictive legends with respect to compliance with state and federal securities laws, as well as restrictions under the Plan. Each holder of a Position Holder Trust Interest has the same rights with respect to each unit of Position Holder Trust Interest as every other holder with respect to such holder’s units.

Holders of Position Holder Trust Interests do not have any voting rights under the Position Holder Trust Agreement with respect to the appointment of any successor to the Trustee, filling any vacancy on the Governing Trust Board or any action to be taken by the Position Holder Trust, including without limitation whether the duration of the Trust should be extended after the end of the initial 10-year term. Holders of Position Holder Trust Interests have no control nor influence over the management and policies of the Trust through the exercise of a voting right. In addition, such holders have no liability for the debts or other obligations of the Trust and shall bear no expenses in connection with the organization and administration of the Trust, provided however, that the Trust is a pass-through tax entity and its unit holders may be allocated taxable income without a matching cash distribution, leading to an unfunded tax obligation. The Trust will have the right, but not the obligation, to offset against any distributions allocated to any Position Holder Trust Interest in an amount equal to all unpaid amounts owed by the holder, including all unpaid amounts owed for Catch-Up Payments, Pre-Petition Default Amounts and Post-Effective Date Payment Defaults.

Under the Plan, the Trustee will distribute at least annually to the holders of Position Holder Trust Interests all of the Distributable Cash (as defined in the Position Holder Trust Agreement) generated during each calendar year, subject to any reserve established by the Trustee reasonably necessary to maintain the value of the Registrants’ assets or to meet claims and contingent liabilities and repayment of the Exit Loan Facility. All distributions by the Trust will be made in accordance with each such holder’s pro rata share of the outstanding Position Holder Trust Interests, calculated as follows: the ratio, expressed as a percentage, of (i) the number of units of Position Holder Trust Interests of which such holder is the registered owner, to (ii) the total number of units of Position Holder Trust Interests outstanding as of the measurement date.

IRA Partnership Interests

IRA Partnership Interests represent indirect membership interests in the Trust, and are treated as partnership interests in the IRA Partnership for federal tax purposes. All holders of IRA Partnership Interests will be entitled to receive cash distributions from the IRA Partnership in accordance with their respective pro rata shares. Each IRA Partnership Interest will be expressed in terms of a number of “units.”

Initial units of IRA Partnership Interest were issued on the basis of one unit for each $1 of death benefit payable (rounded to the nearest dollar) associated with the ownership of Fractional Positions. Upon request, the Trust will issue certificates representing some or all units registered in the name of a holder of IRA Partnership Interests. Unit certificates will bear restrictive legends with respect to compliance with state and federal securities laws, as well as restrictions under the Plan. Each holder of an IRA Partnership Interest will have the same rights with respect to each unit of IRA Partnership Interest as every other holder will have with respect to such holder’s units.

IRA Partnership Interest holders do not have any voting rights in connection with filling any vacancy on the Governing Trust Board or the Advisory Board or on any action to be taken by the Position Holder Trust, including without limitation whether the duration of the Trust should be extended after the end of the initial 10-year term. Holders of IRA Partnership Interests have limited voting rights under the IRA Partnership Agreement; holders of 75% or more of the outstanding IRA Partnership Interests may remove or replace the Manager at any time, with or without cause, and any vacancy occurring in the office of Manager may be filled by the affirmative vote of holders of 75% of the outstanding IRA Partnership Interests. In addition, the IRA Partnership is prohibited from taking certain actions under the IRA Partnership Agreement without the written approval of holders of 75% of the outstanding IRA Partnership Interests.

Holders of IRA Partnership Interests do not have any interest in any property owned by the IRA Partnership (including without limitation Position Holder Trust Interests), and they have no liability for the debts, expenses and other obligations of the IRA Partnership.

Under the Plan, the Trustee will distribute at least annually to the holders of Position Holder Trust Interests (including the IRA Partnership) all of the Distributable Cash generated during each calendar year, subject to repayment of the Exit Loan Facility and any reserve established by the Trustee reasonably necessary to maintain the value of the Registrants’ assets or to meet claims and contingent liabilities. The IRA Partnership will, in turn, distribute pro rata to the holders of IRA Partnership Interests all cash it receives as distributions from the Position Holder Trust, after payment of any administrative expenses of the IRA Partnership.

Continuing Fractional Interests

The Continuing Fractional Interest of a Fractional Interest Holder who made a Continuing Holder Election represents 95% of the Beneficial Ownership associated with the Fractional Interest with respect to which the Election was made, with the other 5% comprising the Continuing Position Holder Contribution made to the Position Holder Trust on the Effective Date. The Continuing Fractional Holder will be obligated to pay 95% of the premium payments and Policy expenses allocable to the Fractional Interest with respect to which the Election was made. Upon maturity of a Policy, holders of Continuing Fractional Interests relating to the Policy will be entitled to receive the Policy proceeds allocable to each such Continuing Fractional Interest held (i.e., 95% of the proceeds payable with respect to each original Fractional Interest relating to the Policy with respect to which a Continuing Holder Election was made), subject to the terms of the Maturity Funds Facility. The Policy proceeds paid to a Continuing Fractional Holder will be reduced by (1) the Servicing Fee payable with respect to each such Continuing Fractional Interest, and (2) any premium amount paid by the Position Holder Trust prior to the date of death with respect to the Continuing Fractional Interest that is not refunded as a result of the maturity.

Upon the occurrence of a Payment Default with respect to a Continuing Fractional Interest, the Continuing Fractional Holder will be deemed to have made a Position Holder Trust Election as to such Continuing Fractional Interest at a discount of 20%, effective as of the Payment Default Date. Accordingly, upon such Payment Default, the Continuing Fractional Interest automatically will be deemed contributed to the Position Holder Trust in exchange for a Position Holder Trust Interest as so discounted, without any further notice from or other action by the Servicing Company, the Position Holder Trust or any other Person, and the Position Holder Trust Interest will be transferred to the holder. In April 2017, the Bankruptcy Court modified the consequence of Payment Defaults on premiums billed in December 2016, as well as the next premium bill for each Continuing Fractional Interest, by waiving the discount otherwise required for the deemed contribution. The failure to pay any other future premium calls, however, will result in the deemed contribution of the Continuing Fractional Interest at the established discount.

The Plan provides that distributions of the maturity proceeds allocable to outstanding Continuing Fractional Interests in a Policy that matures after the Effective Date be made within a reasonable time of the date that they are deposited in the Maturity Escrow Account, subject to the Maturity Funds Facility, which permits the Trust to borrow the cash proceeds paid under the terms of any Policy that matures. Any such distributions by the Registrants are subject to certain restrictions under the Vida Financing Agreements.

Item 12.	Indemnification of Directors and Officers

The Plan provides that the Registrants shall indemnify and hold harmless the Trustee, the IRA Partnership Manager and their agents, representatives, professionals, and employees from and against and in respect of any and all liabilities, losses, damages, claims, costs and expenses, including, but not limited to attorneys’ fees and costs arising out of or due to their actions or omissions, or consequences of such actions or omissions, with respect to the Position Holder Trust or the implementation or administration of this Plan; provided, however, that no such indemnification will be made to such persons or entities for such actions or omissions as a result of willful misconduct, gross negligence, or fraud.

In addition, the Plan provides that the Position Holder Trust or the IRA Partnership, as the case may be, shall indemnify and hold harmless its Governing Trust Board or Advisory Board, and its members, designees, and professionals, and any duly designated agent or representative thereof (in their capacity as such), from and against and in respect to any and all liabilities, losses, damages, claims, costs and expenses, including, but not limited to attorneys’ fees and costs arising out of or due to their actions or omissions, or consequences of such actions or omissions with respect to the Position Holder Trust or the IRA Partnership or the implementation or administration of the Plan, including without limitation their actions or omissions as members of the Advisory Committee; provided, however, that no such indemnification will be made to such persons for such actions or omissions as a result of willful misconduct, gross negligence or fraud.

The Position Holder Trust Agreement further provides that the Governing Trust Board and its members shall be covered by fiduciary insurance maintained by the Registrant and sufficient to satisfy the Registrant’s obligations to indemnify the Governing Trust Board and its members, including the Position Holder Trust’s obligations to indemnify the Governing Trust Board and its members in their capacity as members of the Advisory Committee. The Registrant shall indemnify, hold harmless and advance expenses to the Governing Trust Board and its members, agents, representatives, professionals, and employees from and against and in respect to any and all liabilities, losses, damages, claims, costs and expenses, including, but not limited, to attorneys’ fees and costs arising out of or due to their actions or omissions, or consequences of such actions or omissions, with respect to the Position Holder Trust or the IRA Partnership; provided, however, that no such indemnification will be made to such persons for such actions or omissions as a result of willful misconduct, gross negligence or fraud.

The Position Holder Trust Agreement also grants power to the Trustee to purchase, at the expense of the Registrant, errors and omissions insurance with regard to any liabilities, losses, damages, claims, costs and expenses it may incur, including but not limited to attorneys’ fees, arising out of or due to its actions or omissions or consequences of such actions or omissions, other than as a result of its fraud, gross negligence or willful misconduct, with respect to the implementation of the Position Holder Trust Agreement.

Item 13.	Financial Statements and Supplementary Data.

Index to Financial Statements

Unaudited Financial Statements for the Six Months Ended June 30, 2017

Financial Statements for the Period Ended December 31, 2016

LIFE PARTNERS POSITION HOLDER TRUST
BALANCE SHEETS
JUNE 30, 2017 and DECEMBER 31, 2016

	June 30, 2017	December 31, 2016
	(unaudited)
Assets
Cash	$625,523	$23,927,247
Maturity escrow held by third party	7,474,287	6,881,784
Maturities receivable	37,580,250	7,386,420
Premiums receivable, net	—	661,878
Prepaids and other assets	68,710	164,867
Restricted cash and cash equivalents	59,252,693	79,522,890
Life insurance policies	273,147,684	263,579,040
Total assets	$378,149,147	$382,124,126

Liabilities
Notes payable	$94,048,152	$94,010,671
Assumed tax liability	3,327,100	4,102,099
Creditor trust funding	5,000,000	10,000,000
Premium liability	35,726,765	25,776,263
Pre-effective maturity liabilities	17,238,181	38,026,076
Accounts payable	3,633,676	200,072
Assumed liabilities	18,263	5,741,922
Accrued expenses	1,094,491	517,469

Commitments and contingencies (Note 2)

Total liabilities	160,086,628	178,374,572

Net assets	$218,062,519	$203,749,554

LIFE PARTNERS POSITION HOLDER TRUST
STATEMENT OF OPERATIONS
SIX MONTHS ENDED JUNE 30, 2017
(unaudited)

Income
Change in fair value of life insurance policies	$22,677,434
Total income	22,677,434

Expenses
Interest expense	3,617,643
Insurance	10,480
Legal fees	2,834,517
Professional fees	1,359,315
Other general and administrative	542,514

Total expenses	8,364,469

Net increase in net assets resulting from operations	$14,312,965

LIFE PARTNERS POSITION HOLDER TRUST
STATEMENT OF CHANGES IN NET ASSETS
SIX MONTHS ENDED JUNE 30, 2017
(unaudited)

Net assets, beginning of period	$203,749,554
Net increase in net assets resulting from operations	14,312,965

Net assets, end of period	$218,062,519

LIFE PARTNERS POSITION HOLDER TRUST
STATEMENT OF CASH FLOWS
SIX MONTHS ENDED JUNE 30, 2017
(unaudited)

Cash flows from operating activities:
Net increase in net assets resulting from operations	$14,312,965
Adjustments to reconcile net increase in net assets to net cash used in operations:
Change in fair value of life insurance policies	(22,677,434)
Change in assets and liabilities:
Maturity escrow held by third party	(592,503)
Prepaids and other assets	96,157
Premiums receivable, net	661,878
Maturities receivable	(454,093)
Assumed tax liability	(774,999)
Pre-effective maturity liabilities	(20,787,895)
Creditor trust funding	(5,000,000)
Premiums payable	9,950,502
Accounts payable	3,433,604
Accrued expenses	614,503
Assumed liabilities	(5,723,659)

Net cash flows used in operating activities	(26,940,974)
Cash flows used in investing activities:
Premiums paid on life insurance policies	(18,417,324)
Proceeds from maturities of life insurance policies	1,786,377

Net cash flows used in investing activities	(16,630,947)

Net (decrease) in cash	(43,571,921)

Cash, beginning of period	103,450,137

Cash, end of period	$59,878,216

Supplemental cash flow information:
Cash	$625,523
Restricted cash and cash equivalents	59,252,693

Total cash	$59,878,216

Supplemental cash flow information:
Cash paid for interest	$3,419,220

LIFE PARTNERS POSITION HOLDER TRUST
NOTES TO CONDENSED FINANCIAL STATEMENTS
JUNE 30, 2017 and DECEMBER 31, 2016
(unaudited)

Note 1 - Operations and Significant Accounting Policies

Operations

Life Partners Position Holder Trust (the “Trust”) was created on December 9, 2016, pursuant to the Revised Third Amended Joint Plan of Reorganization of Life Partners Holdings, Inc., et al. (the “Debtors”), dated as of October 27, 2016, which we call the “Plan,” that was confirmed by order of the United States Bankruptcy Court for the Northern District of Texas, Fort Worth Division on November 1, 2016. Life Partners Holdings, Inc. was the parent company of Life Partners, Inc., a Texas corporation, and its wholly-owned subsidiary LPI Financial Services, Inc., a Texas corporation. From 1991 until 2014, Life Partners, Inc. was a specialty financial services company engaged in the business of purchasing individual life insurance policies from third parties by raising money from the offer and sale to investors of “fractional interests” in such policies. LPI Financial Services, Inc. was organized to bill and collect certain fees charged to investors in connection with the business. Life Partners and LPI Financial Services also filed for protection under Chapter 11 of the Bankruptcy Code.

In connection with its formation and the inception of its activities on December 9, 2016, the Trust issued a total of 1,012,355,948 units of beneficial interest (the “Units”) to the fractional interest holders having claims in the Debtors bankruptcy, pursuant to the Plan. Each fractional interest holder received a Unit for each dollar of expected death benefit such holder contributed to the Trust. As of June 30, 2017 and December 31, 2016, there were 10,519 and 12,243 holders of the 1,056,832,881 and 1,012,364,792 Units outstanding, respectively. The Trust owns a portfolio of life insurance policies; a portion of the policies is encumbered by the economic interest of continuing fractional interest holders. The Trust’s portion of the portfolio consists of 3,214 and 3,252 life insurance policies, with fair values of $273.1 million and $263.6 million and an aggregate face value of approximately $1.3 billion and $1.3 billion at June 30, 2017 and December 31, 2016, respectively. The fair value of the interests in the life insurance policies owned by continuing fractional interest holders are not reflected in the financial statements of the Trust.

Summary of Significant Accounting Policies

Basis of Presentation

The Trust’s primary purpose is the liquidation of the Trust’s assets and the distribution of proceeds to its beneficial interest holders. The Trust expects that fulfilling its purpose requires a significant amount of time, and that the Trust will have significant ongoing operations during that period due to the nature of its assets and its plan to maximize the proceeds to its beneficiaries by maintaining the majority of its life insurance policies until maturity. As a result, the Trust has concluded that its liquidation is not imminent, in accordance with the definitions under accounting principles generally accepted in the United States of America, and has not applied the liquidation basis of accounting in presenting its financial statements. The Trust will continue to evaluate its operations to determine when its liquidation becomes imminent and the liquidation basis of accounting is required.

Investments in Life Insurance Policies

The Trust accounts for its interests in life insurance policies at fair value in accordance with ASC 325-30, Investments in Insurance Contracts. The Trust initially recognized the life insurance policies transferred at its inception at their fair market value on December 9, 2016 and the Trust will estimate the fair value of its life insurance policies and recognize changes therein at each subsequent reporting period.

Fair Value of Life Insurance Policies

The Trust follows ASC 820, Fair Value Measurements and Disclosures, in estimating the fair value of its life insurance policies, which defines fair value as an exit price representing the amount that would be received if an asset were sold or that would be paid to transfer a liability in an orderly transaction between market participants at the measurement date. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability.

LIFE PARTNERS POSITION HOLDER TRUST
NOTES TO CONDENSED FINANCIAL STATEMENTS
JUNE 30, 2017 and DECEMBER 31, 2016
(unaudited)

Note 1 - Operations and Significant Accounting Policies - (Continued)

As a basis for considering such assumptions, the guidance establishes a three-level fair value hierarchy that prioritizes the inputs used to measure fair value. Level 1 relates to quoted prices in active markets for identical assets or liabilities. Level 2 relates to observable inputs other than quoted prices included in Level 1. Level 3 relates to unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. The Trust’s investments in life insurance policies are considered to be Level 3 as there is currently no active market where the Trust is able to observe quoted prices for identical assets and the Trust’s valuation model incorporates significant inputs that are not observable.

The Trust’s valuation of life insurance policies is a critical estimate within the financial statements. The Trust currently uses a probabilistic method of valuing life insurance policies, which the Trust believes to be the preferred valuation method in its industry. The Trust calculates the assets’ fair value using a present value technique to estimate the fair value of the projected future cash flows. The most significant assumptions in estimating the fair value are the Trust’s estimate of the insureds’ life expectancy and the discount rate. See Note 6, “Fair Value Measurements”.

Income Recognition

The Trust’s investments in life insurance policies are its primary source of income. Gain or loss is recognized from ongoing changes in the portfolio’s estimated fair value, including any gains or losses at maturity. Gains or losses from maturities are recognized at receipt of a death notice or verified obituary for an insured party, and determined based on the difference between the death benefit and the estimated fair value of the policy at maturity.

Premiums Receivable

The Trust assumed the Debtors’ receivables related to life insurance policy premiums and service fees that were paid by the Debtors on behalf of fractional interest holders prior to the Trust’s effective date. After December 9, 2016, the policy premiums allocable to continuing fractional interest holders are those persons' obligations and not the Trust. If a continuing fractional interest holder defaults on future premium obligations, such position is deemed contributed to the Trust in exchange for the number of Units provided by the Plan, as recently modified by the Bankruptcy Court

The Trust maintains an allowance for doubtful accounts for estimated losses resulting from the inability to collect premiums and service fees receivable. Such estimates are based on the position holder’s payment history and other indications of potential uncollectability. After all attempts to collect a receivable have failed, receivables are written off against the allowance. At June 30, 2017 and December 31, 2016, the allowance for doubtful accounts was $5.0 million, all of which was for receivables assumed from the Debtors on the effective date. Outstanding receivable balances may be recoverable pursuant to the Trustee’s set-off rights under the Plan.

Maturities Receivable

Maturities receivable consist of the Trust’s portion of life insurance policy maturities that occurred but payment was not yet received.

Income Taxes

No provision for state or Federal income taxes has been made as the liability for such taxes is attributable to the Unit holders rather than the Trust. The Trust is a grantor trust with taxable income or loss passing through to the Unit holders. In certain instances, however, the Trust may be required under applicable state laws to remit directly to state tax authorities amounts otherwise due to Unit holders. Such payments on behalf of the Unit holders are deemed distributions to them.

The Financial Accounting Standards Board (the “FASB”) has provided guidance for how uncertain tax positions should be recognized, measured, disclosed, and presented in the financial statements. This requires the

LIFE PARTNERS POSITION HOLDER TRUST
NOTES TO CONDENSED FINANCIAL STATEMENTS
JUNE 30, 2017 and DECEMBER 31, 2016
(unaudited)

Note 1 - Operations and Significant Accounting Policies - (Continued)

evaluation of tax positions taken or expected to be taken in the course of preparing the Trust’s tax returns to determine whether the tax positions are more-likely-than-not of being sustained when challenged or when examined by the applicable taxing authority. The Trust has no material uncertain income tax positions as of June 30, 2017 or December 31, 2016.

The Trust also assumed income tax liabilities of the Debtors at its inception which total approximately $2.9 million as of June 30, 2017 and December 31, 2016 related to taxes, penalties, and interest from the Debtors’ 2008, 2009 and 2010 income tax returns. These obligations bear interest at 4% annually and are due in full by January 2020.

Use of Estimates

The preparation of these financial statements, in conformity with generally accepted accounting principles in the United States of America (“GAAP”), requires the Trust to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting periods. Actual results could differ from these estimates and such differences could be material. The estimates related to the valuation of the life insurance policies represent significant estimates made by the Trust.

Risks and Uncertainties

The Trust encounters economic, legal, and longevity risk. The two main components of economic risk potentially impacting the Trust are market risk and concentration of credit risk. The Trust’s market risks include interest rate risk and the risk of declines in valuation of the Trust’s life insurance policies, including declines caused by the selection of increased discount rates associated with the Trust’s fair value model. It is reasonably possible that future changes to estimates involved in valuing life insurance policies could change and result in material effects to the future financial statements. Concentration of credit risk is the risk that an insurance carrier who has issued life insurance policies held by the Trust, does not remit the amount due under those policies due to the deteriorating financial condition of the carrier or otherwise. Another credit risk potentially impacting the Trust is the risk continuing fractional holders may default on their future premium obligations, increasing the Trust’s premium liability.

There exists a legal risk courts would allow insurance carriers to retain premiums paid by the Trust in respect of insurance policies that are successfully rescinded or contested. In addition, our title or right to benefit from an insurance policy may be challenged by the insurer or the insured’s family.

Longevity risk refers to the reasonable possibility that actual mortalities of insureds in the Trust’s portfolio extend over longer periods than are anticipated, resulting in the Trust paying more for premiums.

The Trust maintains the majority of its cash in several accounts with a commercial bank. Balances on deposit are insured by the Federal Deposit Insurance Corporation (“FDIC”). However, from time to time the Trust's balances may exceed the FDIC insurable amount at its banks.

Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses primarily include professional services, legal fees and expected litigation settlements, some of which are obligations assumed by the Trust that were incurred prior to the effective date of the Trust. The Trust also accrues liabilities for state taxes payable and other miscellaneous accruals. The Trust accrues liabilities when costs are incurred and such costs can be reasonably estimated. Accrued expenses related to the Debtors’ bankruptcy are included in assumed liabilities on the accompanying balance sheet.

LIFE PARTNERS POSITION HOLDER TRUST
NOTES TO CONDENSED FINANCIAL STATEMENTS
JUNE 30, 2017 and DECEMBER 31, 2016
(unaudited)

Note 1 - Operations and Significant Accounting Policies - (Continued)

Creditors’ Trust Funding Liability

Pursuant to the Plan, in December 2016 and January 2017, the Trust contributed $2 million and $5 million respectively, to the Creditor’s Trust that was also established contemporaneously under the Plan. As of June 30, 2017, the Trust was obligated to fund an additional $5 million and the remaining balance is due in full in January 2018.

Premium Liability

As of June 30, 2017 and December 31, 2016, the Trust holds $35.7 million and $25.8 million, respectively, in escrow for future payment of the continuing fractional holders’ premium obligations. To the extent that these funds are not used for premium payments, they are refundable to the respective continuing fractional holder.

Pre-Effective Maturity Liabilities

On December 9, 2016, the Trust received funds related to maturities that occurred prior to the formation of the Trust. These funds are recognized as a liability on the accompanying balance sheet as pre-effective maturity liabilities owed to the fractional interest holders. Additionally, the Trust has recorded a receivable for maturities that occurred prior to December 9, 2016 where proceeds were not received as of that date. This receivable was $0 and $9.0 million as of June 30, 2017 December 31, 2016 and is included in pre-effective maturity liabilities on the accompanying balance sheet.

Description of Securities

Units represent beneficial interests in the Trust, and all holders of Units are entitled to receive cash distributions from the Trust in accordance with their respective pro rata shares. A Trust beneficiary’s respective “Pro Rata Share” means the ratio, expressed as a percentage, of (i) the number of Units which such Trust Beneficiary is the registered owner, to (ii) the total number of Units outstanding as of the measurement date, subject to modification for purposes of distributing any recovered assets.

Initial units of Position Holder Trust Interest were issued on the basis of one (1) Unit for each $1 of death benefit payable (rounded to the nearest dollar) associated with the ownership of Fractional Positions. Subsequent issuances of Units will be issued to continuing fractional interest holders (“CFH”) if they default on their premium payment obligations. Such Units will be issued in exchange for the defaulting CFH position, in accordance with the basis and discounts delineated in the Plan, as recently modified by the Bankruptcy Court. Each Unit holder has the same rights with respect to each Unit as every other Unit holder.

Unit holders do not have any voting rights under the Position Holder Trust Agreement with respect to the appointment of any successor to the Trustee, filling any vacancy on the Governing Trust Board or any action to be taken by the Position Holder Trust, including without limitation whether the duration of the Trust should be extended after the end of the initial 10-year term. Unit holders have no liability for the debts and other obligations of the Position Holder Trust and bear no expenses in connection with the organization and administration of the Trust. The Trust is a pass-through tax entity and its Unit holders may be allocated taxable income without a matching cash distribution, leading to an unfunded tax obligation. The Trust has the right, but not the obligation, to offset against any distributions allocated to any Unit holder in an amount equal to all unpaid amounts owed by the holder, including all unpaid amounts owed for catch-up payments, pre-petition default amounts and post-effective date payment defaults.

Under the Plan, the Trustee will distribute at least annually to the Unit holders all of the distributable cash (as defined in the Position Holder Trust Agreement) generated during each calendar year, subject to any reserve established by the Trustee reasonably necessary to maintain the value of the Registrant’s assets or to meet claims and contingent liabilities. All distributions by the Trust will be made in accordance with such holder’s Pro Rata share of the outstanding Units.

LIFE PARTNERS POSITION HOLDER TRUST
NOTES TO CONDENSED FINANCIAL STATEMENTS
JUNE 30, 2017 and DECEMBER 31, 2016
(unaudited)

Note 1 - Operations and Significant Accounting Policies - (Continued)

Continuing Fractional Interests

The continuing fractional interest of a fractional interest holder who made a continuing holder election will represent 95% of the beneficial ownership associated with the Fractional Interest with respect to which the Election was made, with the other 5% comprising the Continuing Position Holder Contribution made to the Position Holder Trust on the Effective Date. The CFH is obligated to pay 95% of the premium payments and policy expenses allocable to the fractional interest. Upon maturity of a Policy, the CFH with positions in the Policy will be entitled to receive the Policy proceeds allocable to each such continuing fractional interest held. The Policy proceeds paid to a CFH will be reduced by (1) the servicing fee payable with respect to each such continuing fractional interest, and (2) any premium amount paid by the Trust prior to the date of death with respect to the continuing fractional interest that is not refunded as a result of the maturity.

Upon the occurrence of a payment default with respect to a continuing fractional interest, the CFH will be deemed to have contributed the position to the Trust at a discount of 20%, effective as of the payment default date.

Recently Issued Accounting Pronouncements

In November 2016, the FASB issued guidance under the Account Standards Update (“ASU”) 2016-18, Statement of Cash Flows: Restricted Cash, which provides guidance on the presentation of restricted cash or restricted cash equivalents in the statement of cash flows. This guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2017. The Trust elected to adopt this provision early, and this adoption did not have a material impact on the Trust’s financial statements.

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2014-09, “Revenue from Contracts with Customers,” which converges the FASB and the International Accounting Standards Board (“IASB”) standard on revenue recognition. Areas of revenue recognition that will be affected include, but are not limited to, transfer of control, variable consideration, allocation of transfer pricing, licenses, time value of money, contract costs and disclosures. In April 2015, the FASB voted to defer the effective date of the new revenue recognition standard by one year. As a result, the provisions of this ASU are now effective for interim and annual periods beginning after December 15, 2017. The Trust does not expect that this guidance will have a material impact on its financial position, results of operations or cash flows.

Note 2 - Commitments and Contingencies

Litigation

In accordance with applicable accounting guidance, the Trust establishes an accrued liability for litigation and regulatory matters when those matters present loss contingencies that are both probable and estimable. In such cases, there may be an exposure to loss in excess of any amounts accrued. When a loss contingency is not both probable and estimable, the Trust does not establish an accrued liability. As a litigation or regulatory matter develops, the Trust, in conjunction with any outside counsel handling the matter, evaluates on an ongoing basis whether such matter presents a loss contingency that is probable and estimable. If, at the time of evaluation, the loss contingency related to a litigation or regulatory matter is not both probable and estimable, the matter will continue to be monitored for further developments that would make such loss contingency both probable and estimable. When a loss contingency related to a litigation or regulatory matter is deemed to be both probable and estimable, the Trust will establish an accrued liability with respect to such loss contingency and record a corresponding amount of litigation-related expense. The Trust will then continue to monitor the matter for further developments that could affect the amount of any such accrued liability.

Indemnification of Certain Persons

Under certain circumstances, the Trust may be required to indemnify certain persons performing services on behalf of the Trust for liability they may incur arising out of the indemnified persons' activities conducted on

LIFE PARTNERS POSITION HOLDER TRUST
NOTES TO CONDENSED FINANCIAL STATEMENTS
JUNE 30, 2017 and DECEMBER 31, 2016
(unaudited)

Note 2 - Commitments and Contingencies (Continued)

behalf of the Trust. There is no limitation on the maximum potential payments under these indemnification obligations, and, due to the number and variety of events and circumstances under which these indemnification obligations could arise, the Trust is not able to estimate such maximum potential payments. The Trust has not made any payments under such indemnification obligations, and no amount has been accrued in the accompanying financial statements for these indemnification obligations of the Trust.

Note 3 - Restricted Cash and Cash Equivalents

The Plan imposes restrictions on the Trust to maintain certain funds in segregated accounts. As of June 30, 2017, and December 31, 2016, the Trust has approximately $11.7 million and $26.2 million, respectively, in the pre-effective maturity escrow account which are distributable to the fractional interest holders in those policies that matured prior to the Plan becoming effective. The Plan further requires the Trust to maintain certain premium reserves in a segregated account, as of June 30, 2017 and December 31, 2016 those reserves were approximately $9.6 million and $27.5 million, respectively. The Trust also maintains escrow accounts on behalf of the continuing fractional interest holders from which to fulfill their premium obligations, as of June 30, 2017 and December 31, 2016, the Trust held approximately $35.6 million and $25.8 million, respectively, on their behalf. In addition, the Trust held $2.4 million and $0 million, as of June 30, 2017 and December 31, 2016, respectively, of restricted cash as collateral for certain loan obligations. See Note 1 premium liability.

Note 4 - Life Insurance Policies

As of June 30, 2017, the Trust owns an interest in 3,214 policies of which 637 are life settlement policies and 2,577 are viaticals (the “PHT Portfolio”). The PHT Portfolio’s aggregate face value is $1.3 billion as of June 30, 2017 of which $1.10 billion is attributable to life settlements and $190.2 million is attributable to viaticals. The PHT Portfolio’s aggregate fair value is $273.1 million as of June 30, 2017 of which $271.7 million is attributable to life settlements and $1.4 million is attributable to viaticals. The weighted average life expectancy calculated based on death benefit of insureds in the policies owned by the Trust at June 30, 2017 was 7.4 years.

As of December 31, 2016, the Trust owned an interest in 3,252 policies of which 654 are life settlement policies and 2,598 are viaticals (the “PHT Portfolio”). The PHT Portfolio’s aggregate face value is $1.3 billion as of December 31, 2016 of which $1.12 billion is attributable to life settlements and $191.2 million is attributable to viaticals. The PHT Portfolio’s aggregate fair value is $263.6 million as of December 31, 2016 of which $261.6 million is attributable to life settlements and $2.0 million is attributable to viaticals. The weighted average life expectancy calculated based on death benefit of insureds in the policies owned by the Trust at December 31, 2016 was 7.0 years.

LIFE PARTNERS POSITION HOLDER TRUST
NOTES TO CONDENSED FINANCIAL STATEMENTS
JUNE 30, 2017 and DECEMBER 31, 2016
(unaudited)

Note 4 - Life Insurance Policies - (Continued)

Life expectancy reflects the probable number of years remaining in the life of a class of persons determined statistically, affected by such factors as heredity, physical condition, nutrition, and occupation. It is not an estimate or an indication of the actual expected maturity date or indication of the timing of expected cash flows from death benefits. See “Life Insurance policies,” in Note 6, “Fair Value Measurements”. The following tables summarizes the Trust's life insurance policies grouped by remaining life expectancy as of June 30 ,2017 and December 31, 2016:

As of June 30, 2017:

Remaining Life Expectancy (Years)	Number of Life Insurance Policies	Face Value	Fair Value
0-1	25	$43,662,832	$35,877,253
1-2	34	65,812,248	42,593,268
2-3	64	57,652,355	26,723,627
3-4	60	89,967,962	31,979,266
4-5	106	161,584,054	40,743,364
Thereafter	2,925	839,381,791	95,230,906

Total	3,214	$1,258,061,242	$273,147,684

As of December 31, 2016:

Remaining Life Expectancy (Years)	Number of Life Insurance Policies	Face Value	Fair Value
0-1	19	$26,906,072	$22,344,600
1-2	29	59,109,822	38,672,708
2-3	60	53,027,573	26,251,734
3-4	59	95,930,412	35,577,890
4-5	86	112,725,236	29,193,315
Thereafter	2,999	942,298,899	111,538,793

Total	3,252	$1,289,998,014	$263,579,040

Estimated premiums to be paid by the Trust for its portfolio during each of the five succeeding fiscal years and thereafter as of June 30, 2017, are as follows:

2017	$18,673,476
2018	42,754,306
2019	49,113,393
2020	50,098,676
2021	46,174,012
Thereafter	204,244,172

Total	$411,058,035

LIFE PARTNERS POSITION HOLDER TRUST
NOTES TO CONDENSED FINANCIAL STATEMENTS
JUNE 30, 2017 and DECEMBER 31, 2016
(unaudited)

Note 4 - Life Insurance Policies - (Continued)

The amount of $411.1 million represents the estimated total future premium payable by the Trust. The Trust is required to pay its portion to keep the life insurance policies in force during the life expectancies of all the underlying insured lives. The estimated total future premium payments could increase or decrease significantly to the extent that insurance carriers increase the cost of insurance on their issued policies or that actual mortalities of insureds differs from the estimated life expectancies. If the continuing fractional holders default on their future premium obligations, the Trust’s premium liability may increase.

The Trust anticipates funding the estimated premium payments from maturities of life insurance policies. It also maintains premium reserves and access to lines of credit.

Note 5 - Notes Payable

On December 9, 2016, the Trust obtained a term loan from Vida Opportunity Fund, LP, an affiliate of Vida Capital, Inc., for $55.0 million. Interest accrues at 11% of outstanding balance per annum and is paid quarterly. Principal is due in full on December 9, 2018 but is not subject to a prepayment penalty. Substantially all of the Trust’s assets collateralize the loan. As of June 30, 2017 and December 31, 2016, the outstanding balance was $55.0 million.

On December 9, 2016, the Trust entered into a revolving line of credit with Vida Longevity Fund, LP, an affiliate of Vida Capital, Inc., for $25.0 million. Interest accrues at 11% of outstanding balance and is paid quarterly. The line of credit matures on December 9, 2018, at which point any amount outstanding is due in full. As of June 30, 2017 and December 31, 2016, no amounts have been drawn on the line of credit.

In accordance with the Plan, the Trust issued notes totaling approximately $36.5 million in exchange for claims against the Debtor’s estate and the incidental interests in life insurance policies. Those policies collateralize the Trust’s obligations under the notes. Interest accrues at 3% of outstanding balance and is paid annually in December. Principal is due in full on December 9, 2031. In accordance with the note, beginning in December 2017, the Trust is required to make annual payments to a sinking fund to pay future interest and principal. As of June 30, 2017 and December 31, 2016, the outstanding balance was $36.5 million.

On March 28, 2017, the Trust, was ordered to pay the Chapter 11 trustee’s fees totaling $5.5 million. The first payment of $2.8 million was due promptly after the Court order on March 28, 2017 and is included in accounts payable on the accompanying statement of assets and liabilities. The remaining balance is in the form of a note payable in the amount of $2.8 million and is due in three equal annual payments on January 1 beginning in 2019. The note does not bear interest as ordered by the Court, thus the note has been discounted by $0.2 million, based on an implied interest rate of 3% as of December 31, 2016. As of June 30, 2017 and December 31, 2016, the outstanding balance was $2.6 million.

Future scheduled principal payments on the above notes payable and required sinking fund contributions are as follows as of June 30, 2017:

Year ending December 31:	Sinking Fund	Notes Payable
2017	$2,432,886	$—
2018	2,432,886	55,000,000
2019	2,432,886	916,667
2020	2,432,886	916,667
2021	2,432,886	916,666
Thereafter	24,328,868	36,493,298
	$36,493,298	$94,243,298

LIFE PARTNERS POSITION HOLDER TRUST
NOTES TO CONDENSED FINANCIAL STATEMENTS
JUNE 30, 2017 and DECEMBER 31, 2016
(unaudited)

Note 6 - Fair Value Measurements

The Trust carries its life insurance policies at fair value. Fair value is defined as an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Fair value measurements are classified based on the following fair value hierarchy:

Level 1 - Valuation is based on unadjusted quoted prices in active markets for identical assets and liabilities that are accessible at the reporting date. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.

Level 2 - Valuation is determined from pricing inputs that are other than quoted prices in active markets that are either directly or indirectly observable as of the reporting date. Observable inputs include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, and interest rates and yield curves that are observable at commonly quoted intervals.

Level 3 - Valuation is based on inputs that are both significant to the fair value measurement and unobservable. Level 3 inputs include situations where there is little, if any, market activity for the financial instrument. The inputs into the determination of fair value generally require significant management judgment or estimation.

The balances of the Trust's assets measured at fair value on a recurring basis as of June 30, 2017 and December 31, 2016, are as follows:

As of June 30, 2017:

	Level 1	Level 2	Level 3	Total Fair Value
Assets:
Investment in life insurance policies	$—	$—	$273,147,684	$273,147,684
	$—	$—	$273,147,684	$273,147,684

As of December 31, 2016:

	Level 1	Level 2	Level 3	Total Fair Value
Assets:
Investment in life insurance policies	$—	$—	$263,579,040	$263,579,040
	$—	$—	$263,579,040	$263,579,040

Quantitative Information about Level 3 Fair Value Measurements

	Fair Value at 6/30/2017	Face value at 6/30/2017	Valuation Technique(s)	Unobservable Inputs	Range (Weighted Average)
Life insurance policies	$273,147,684	$1,258,061,241	Discounted cash flow	Discount rate	25.14%-31.72%

				Life expectancy evaluation	89.3 months
	Fair Value at 12/31/16	Face value at 12/31/16	Valuation Technique(s)	Unobservable Inputs	Range (Weighted Average)
Life insurance policies	$263,579,040	$1,289,998,014	Discounted cash flow	Discount rate	24.74%-31.74%

LIFE PARTNERS POSITION HOLDER TRUST
NOTES TO CONDENSED FINANCIAL STATEMENTS
JUNE 30, 2017 and DECEMBER 31, 2016
(unaudited)

Note 6 - Fair Value Measurements - (Continued)

Fair Value at 12/31/16	Face value at 12/31/16	Valuation Technique(s)	Unobservable Inputs	Range (Weighted Average)

			Life expectancy evaluation	83.8 months

Following is a description of the methodologies used to estimate the assets’ fair value measured on a recurring basis and within the above fair value hierarchy.

The Portfolio was valued using a probabilistic approach, which is actuarially based. This approach fits the Portfolio’s cash flows (premium payments and death benefits) to a monthly mortality scale as generated by each insured’s specific life expectancy. This mortality scale is actuarially rolled forward from the life expectancy underwriting date to the valuation date. This mathematical approach is substantially the same as actuaries customarily use in the pricing of life insurance and annuities. The Trust discounted the monthly cash flows with interest and survivorship back to the valuation date of December 31, 2016, to arrive at the Portfolio’s estimated value.

The valuations presented here are net of a 2.65% servicing fee payable under the Plan. The Trust utilized each Policy’s “optimized” premium. The Trust relied on life expectancy values provided by its servicing company that were in turn provided to it from qualified industry experts. If a particular Policy did not have a life expectancy, the Trust used the Society of Actuaries’ 2015 Valuation Basic Tables, smoker distinct mortality tables developed by the U.S. Society of Actuaries (the “2015 VBT”) to obtain the average probability of death for similarly categorized persons and applied mortality multipliers by type/gender, to arrive at an estimated life expectancy for the insured. The mortality multipliers used are: 100% for the life settlement males, 100% for the life settlement females and 350% for the viaticals regardless of gender. The 2015 VBT are created based on the expected rates of death among different groups categorized by factors such as age and gender.

If the insured dies earlier than expected, the return will be higher than if the insured dies when expected or later than expected. The Trust’s estimates allow for the possibility that if the insured dies earlier than expected, the premiums needed to keep the policy in force will not have to be paid. Conversely, the calculation also considers the possibility that if the insured lives longer than expected, more premium payments will be necessary.

Life expectancy estimates are a significant input in the fair value determination. Future changes in the life expectancy estimates could have a material effect on the Portfolio’s fair value, which could have a material effect on its financial condition and results of operations. Life expectancy estimates for insureds over the age of 90 years are less reliable than estimates for younger persons, due to the relative lack of statistical information as to the health and mortality expectations for those over the age of 90 years. Accordingly, there is a correspondingly lower statistical basis for relying on life expectancy estimates based on medical underwriting for insureds in that age group. In addition, the average probability of death calculated in the 2015 VBT for those 90 years or older has less statistical reliability than the average probability of death calculations for younger persons. Nevertheless, the majority of industry participants continue to rely on medical underwriting and the 2015 VBT for all age ranges, including 90 and over. As the average age of the insureds for the life settlements in the Portfolio is 89 years, the Trust will continue to evaluate its ongoing reliance on the 2015 VBT and life expectancies based on medical underwriting and make adjustments to its underlying assumptions as actuarial knowledge regarding this population advances.

LIFE PARTNERS POSITION HOLDER TRUST
NOTES TO CONDENSED FINANCIAL STATEMENTS
JUNE 30, 2017 and DECEMBER 31, 2016
(unaudited)

Note 6 - Fair Value Measurements - (Continued)

Life expectancy sensitivity analysis

The table below reflects the effect on the PHT Portfolio’s fair value if the actual life expectancy experienced is 5% less or 5% more than is currently estimated. If the life expectancy estimate increases by 5% or decreases by 5%, the change in estimated fair value of the life insurance policies as of June 30, 2017 and December 31, 2016 would be as follows:

As of June 30, 2017

Life Expectancy Months Adjustment	Average life expectancy	Value	Change in Value
- 5%		$287,382,603	$14,234,919
No change	7.4 years	$273,147,684	$—
+ 5%		$258,293,629	$(14,854,055)

As of December 31, 2016

Life Expectancy Months Adjustment	Average life expectancy	Value	Change in Value
- 5%		$277,276,497	$13,697,457
No change	7.0 years	$263,579,040	$—
+ 5%		$249,069,410	$(14,509,630)

Discount rate

The discount rate is another significant input in the fair value determination. The Trust’s estimate incorporates market factors, the size of the portfolio, and various policy specific quantitative and qualitative factors including known information about the underlying insurance policy, its economics, the insured and the insurer.

The effect of changes in the weighted average discount rate on the death benefit and premiums used to estimate the PHT Portfolio’s fair value has been analyzed. If the weighted average discount rate increased or decreased by 2 percent and the other assumptions used to estimate fair value remained the same, the change in estimated fair value as of June 30, 2017 and December 31, 2016 would be as follows:

As of June 30, 2017

Rate Adjustment	Value	Change in Value
+2%	$260,335,539	$(12,812,145)
No change	$273,147,684	$—
-2%	$287,347,174	$14,199,490

As of December 31, 2016

Rate Adjustment	Value	Change in Value
+2%	$250,218,915	$(13,360,125)
No change	$263,579,040	$—
-2%	$278,442,322	$14,863,282

Future changes in the discount rates used by the Trust to value life insurance policies could have a material effect on the Trust's yield on life settlement transactions, which could have a material adverse effect on the Trust’s financial condition and results of operations.

The Trust re-evaluates its discount rates at the end of every reporting period in order to estimate the discount rates that could reasonably be used by market participants in a transaction involving the Trust's life insurance policies. In doing so, the Trust engages third party consultants to corroborate its assessment, engages in discussions with other market participants and extrapolates the discount rate underlying actual sales of insurance policies.

LIFE PARTNERS POSITION HOLDER TRUST
NOTES TO CONDENSED FINANCIAL STATEMENTS
JUNE 30, 2017 and DECEMBER 31, 2016
(unaudited)

Note 6 - Fair Value Measurements - (Continued)

Credit Exposure to Insurance Companies

The following table provides information about the life insurance issuer concentrations that exceed 10% of total death benefit or 10% of total fair value of the Trust's life insurance policies as of June 30, 2017:

Carrier	Percentage of Face Value	Percentage of Fair Value	Carrier Rating
The Lincoln National Life Insurance	11.4%	14.4%	A+
John Hancock Life Insurance (USA)	7.4%	11.1%	A+
Transamerica Financial Life Insurance	9.1%	10.9%	A+

Changes in Fair Value

The following table provides a roll-forward in the changes in fair value for the period ended June 30, 2017, for the Trust’s life insurance policies:

Balance at December 31, 2016	$263,579,040
Change in fair value	22,677,434
Matured policies, net of fees	(31,526,114)
Premiums paid	18,417,324

Balance at June 30, 2017	$273,147,684

Changes in fair value included in earnings for the period relating to assets held at June 30, 2017	$(3,609,173)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustee and Governing Trust Board
Life Partners Position Holder Trust

We have audited the accompanying balance sheet of Life Partners Position Holder Trust (the “Trust”) as of December 31, 2016 and the related statement of operations, changes in net assets, and cash flows for the period December 9, 2016 (inception) through December 31, 2016. Life Partners Position Holder Trust's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Trust is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Trust's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Life Partners Position Holder Trust as of December 31, 2016 and the results of its operations and its cash flows for the period December 9, 2016 (inception) through December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

/s/ Plante & Moran, PLLC

Auburn Hills, Michigan
August 31, 2017

LIFE PARTNERS POSITION HOLDER TRUST
BALANCE SHEET
DECEMBER 31, 2016

Assets
Cash	$23,927,247
Maturity escrow held by third party	6,881,784
Maturities receivable	7,386,420
Premiums receivable, net	661,878
Prepaids and other assets	164,867
Restricted cash and cash equivalents	79,522,890
Life insurance policies	263,579,040
Total assets	$382,124,126

Liabilities
Notes payable	$94,010,671
Assumed tax liability	4,102,099
Creditor trust funding	10,000,000
Premium liability	25,776,263
Pre-effective maturity liabilities	38,026,076
Accounts payable	200,072
Assumed liabilities	5,741,922
Accrued expenses	517,469

Commitments and contingencies (Note 2)

Total liabilities	178,374,572

Net assets	$203,749,554

See accompanying notes to financial statements

LIFE PARTNERS POSITION HOLDER TRUST
STATEMENT OF OPERATIONS
PERIOD FROM INCEPTION (DECEMBER 9, 2016) TO DECEMBER 31, 2016

Income
Change in fair value of life insurance policies	$2,559,020
Total income	2,559,020

Expenses
Interest expense	741,855
Legal fees	728,198
Insurance	88,952
Professional fees	70,515
Other general and administrative	30,925

Total expenses	1,660,445

Net increase in net assets resulting from operations	$898,575

See accompanying notes to financial statements

LIFE PARTNERS POSITION HOLDER TRUST
STATEMENT OF CHANGES IN NET ASSETS
PERIOD FROM INCEPTION (DECEMBER 9, 2016) TO DECEMBER 31, 2016

Net assets, beginning of period	$—
Contributed assets	478,504,933
Liabilities assumed	(275,653,954)
Net increase in net assets resulting from operations	898,575

Net assets, end of period	$203,749,554

See accompanying notes to financial statements

LIFE PARTNERS POSITION HOLDER TRUST
STATEMENT OF CASH FLOWS
PERIOD FROM INCEPTION (DECEMBER 9, 2016) TO DECEMBER 31, 2016

Cash flows from operating activities:
Net increase in net assets resulting from operations	$898,575
Adjustments to reconcile net increase in net assets to net cash used in operations:
Change in fair value of life insurance policies	(2,559,020)
Change in assets and liabilities:
Maturity escrow held by third party	(6,881,784)
Prepaids and other assets	(10,587)
Premiums receivable, net	2,382,480
Maturities receivable	(183,744)
Pre-effective maturity liabilities	(98,098,679)
Accounts payable	198,750
Accrued expenses	517,469
Assumed liabilities	(27,720,460)

Net cash flows used in operating activities	(131,457,000)
Cash flows from financing activities:
Contributed cash	207,083,599
Proceeds from issuance of notes payable	55,000,000
Payment of maturity funds facility	(27,176,462)

Net cash flows provided by financing activities	234,907,137

Net increase in cash	103,450,137

Cash, beginning of period	—

Cash, end of period	$103,450,137

Supplemental cash flow information:
Cash	$23,927,247
Restricted cash	79,522,890

Total cash	$103,450,137

Cash paid for interest	$273,974

See accompanying notes to financial statements

LIFE PARTNERS POSITION HOLDER TRUST
NOTES TO FINANCIAL STATEMENTS
PERIOD FROM INCEPTION (DECEMBER 9, 2016) TO DECEMBER 31, 2016

Note 1 - Operations and Significant Accounting Policies

Operations

Life Partners Position Holder Trust (the “Trust”) was created on December 9, 2016, pursuant to the Revised Third Amended Joint Plan of Reorganization of Life Partners Holdings, Inc., et al. (the “Debtors”), dated as of October 27, 2016, which we call the “Plan,” that was confirmed by order of the United States Bankruptcy Court for the Northern District of Texas, Fort Worth Division on November 1, 2016. Life Partners Holdings, Inc. was the parent company of Life Partners, Inc., a Texas corporation, and its wholly-owned subsidiary LPI Financial Services, Inc., a Texas corporation. From 1991 until 2014, Life Partners, Inc. was a specialty financial services company engaged in the business of purchasing individual life insurance policies from third parties by raising money from the offer and sale to investors of “fractional interests” in such policies. LPI Financial Services, Inc. was organized to bill and collect certain fees charged to investors in connection with the business. Life Partners and LPI Financial Services also filed for protection under Chapter 11 of the Bankruptcy Code.

In connection with its formation and the inception of its activities on December 9, 2016, the Trust issued a total of 1,012,355,948 units of beneficial interest (the “Units”) to the fractional interest holders having claims in the Debtors bankruptcy, pursuant to the Plan. Each fractional interest holder received a Unit for each dollar of expected death benefit such holder contributed to the Trust. As of December 31, 2016, there were 12,243 holders of the 1,012,364,792 Units outstanding. The Trust owns a portfolio of life insurance policies; a portion of the policies is encumbered by the economic interest of continuing fractional interest holders. The Trust’s portion of the portfolio consists of 3,252 life insurance policies, with a fair value of $263.6 million and an aggregate face value of approximately $1.3 billion at December 31, 2016. The fair value of the interests in the life insurance policies owned by continuing fractional interest holders are not reflected in the financial statements of the Trust.

A summary of contributed assets and liabilities assumed by the Trust on December 9, 2016 were as follows:

Contributed assets
Cash	$207,083,599
Life insurance policies	267,769,937
Premiums receivable	3,044,358
Prepaids and other assets	607,039
$478,504,933
Assumed liabilities
Maturity funds facility	$27,176,462
Maturity liability	136,124,755
Premium escrow liability	25,776,263
Assumed tax liability	4,102,099
Notes payable	39,010,671
Creditor's trust funding	10,000,000
Assumed liabilities	33,462,382
Other	1,322
$275,653,954

Summary of Significant Accounting Policies

Basis of Presentation

The Trust’s primary purpose is the liquidation of the Trust’s assets and the distribution of proceeds to its beneficial interest holders. The Trust expects that fulfilling its purpose requires a significant amount of time, and that the Trust will have significant ongoing operations during that period due to the nature of its assets and its plan to maximize the proceeds to its beneficiaries by maintaining the majority of its life insurance policies until

LIFE PARTNERS POSITION HOLDER TRUST
NOTES TO FINANCIAL STATEMENTS
PERIOD FROM INCEPTION (DECEMBER 9, 2016) TO DECEMBER 31, 2016

Note 1 - Operations and Significant Accounting Policies - (Continued)

maturity. As a result, the Trust has concluded that its liquidation is not imminent, in accordance with the definitions under accounting principles generally accepted in the United States of America, and has not applied the liquidation basis of accounting in presenting its financial statements. The Trust will continue to evaluate its operations to determine when its liquidation becomes imminent and the liquidation basis of accounting is required.

Investments in Life Insurance Policies

The Trust accounts for its interests in life insurance policies at fair value in accordance with ASC 325-30, Investments in Insurance Contracts. The Trust initially recognized the life insurance policies transferred at its inception at their fair market value on December 9, 2016 and the Trust will estimate the fair value of its life insurance policies and recognize changes therein at each subsequent reporting period.

Fair Value of Life Insurance Policies

The Trust follows ASC 820, Fair Value Measurements and Disclosures, in estimating the fair value of its life insurance policies, which defines fair value as an exit price representing the amount that would be received if an asset were sold or that would be paid to transfer a liability in an orderly transaction between market participants at the measurement date. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability.

As a basis for considering such assumptions, the guidance establishes a three-level fair value hierarchy that prioritizes the inputs used to measure fair value. Level 1 relates to quoted prices in active markets for identical assets or liabilities. Level 2 relates to observable inputs other than quoted prices included in Level 1. Level 3 relates to unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. The Trust’s investments in life insurance policies are considered to be Level 3 as there is currently no active market where the Trust is able to observe quoted prices for identical assets and the Trust’s valuation model incorporates significant inputs that are not observable.

The Trust’s valuation of life insurance policies is a critical estimate within the financial statements. The Trust currently uses a probabilistic method of valuing life insurance policies, which the Trust believes to be the preferred valuation method in its industry. The Trust calculates the assets’ fair value using a present value technique to estimate the fair value of the projected future cash flows. The most significant assumptions in estimating the fair value are the Trust’s estimate of the insureds’ life expectancy and the discount rate. See Note 6, “Fair Value Measurements”.

Income Recognition

The Trust’s investments in life insurance policies are its primary source of income. Gain or loss is recognized from ongoing changes in the portfolio’s estimated fair value, including any gains or losses at maturity. Gains or losses from maturities are recognized at receipt of a death notice or verified obituary for an insured party, and determined based on the difference between the death benefit and the estimated fair value of the policy at maturity.

Premiums Receivable

The Trust assumed the Debtors’ receivables related to life insurance policy premiums and service fees that were paid by the Debtors on behalf of fractional interest holders prior to the Trust’s effective date. After December 9, 2016, the policy premiums allocable to continuing fractional interest holders are those persons' obligations and not the Trust. If a continuing fractional interest holder defaults on future premium obligations, such position is deemed contributed to the Trust in exchange for the number of Units provided by the Plan, as recently modified by the Bankruptcy Court.

The Trust maintains an allowance for doubtful accounts for estimated losses resulting from the inability to collect premiums and service fees receivable. Such estimates are based on the position holder’s payment history

LIFE PARTNERS POSITION HOLDER TRUST
NOTES TO FINANCIAL STATEMENTS
PERIOD FROM INCEPTION (DECEMBER 9, 2016) TO DECEMBER 31, 2016

Note 1 - Operations and Significant Accounting Policies - (Continued)

and other indications of potential uncollectability. After all attempts to collect a receivable have failed, receivables are written off against the allowance. At December 31, 2016, the allowance for doubtful accounts was $5.0 million, all of which was for receivables assumed from the Debtors on the effective date. Outstanding receivable balances may be recoverable pursuant to the Trustee’s set-off rights under the Plan.

Maturities Receivable

Maturities receivable consist of the Trust’s portion of life insurance policy maturities that occurred but payment was not received as of December 31, 2016.

Income Taxes

No provision for state or Federal income taxes has been made as the liability for such taxes is attributable to the Unit holders rather than the Trust. The Trust is a grantor trust with taxable income or loss passing through to the Unit holders. In certain instances, however, the Trust may be required under applicable state laws to remit directly to state tax authorities amounts otherwise due to Unit holders. Such payments on behalf of the Unit holders are deemed distributions to them.

The Financial Accounting Standards Board (the “FASB”) has provided guidance for how uncertain tax positions should be recognized, measured, disclosed, and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Trust’s tax returns to determine whether the tax positions are more-likely-than-not of being sustained when challenged or when examined by the applicable taxing authority. The Trust has no material uncertain income tax positions as of December 31, 2016.

The Trust also assumed income tax liabilities of the Debtors at its inception which total approximately $2.9 million as of December 31, 2016 related to taxes, penalties, and interest from the Debtors’ 2008, 2009 and 2010 income tax returns. These obligations bear interest at 4% annually and are due in full by January 2020.

Use of Estimates

The preparation of these financial statements, in conformity with generally accepted accounting principles in the United States of America (“GAAP”), requires the Trust to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting periods. Actual results could differ from these estimates and such differences could be material. The estimates related to the valuation of the life insurance policies represent significant estimates made by the Trust.

Risks and Uncertainties

The Trust encounters economic, legal, and longevity risk. The two main components of economic risk potentially impacting the Trust are market risk and concentration of credit risk. The Trust’s market risks include interest rate risk and the risk of declines in valuation of the Trust’s life insurance policies, including declines caused by the selection of increased discount rates associated with the Trust’s fair value model. It is reasonably possible that future changes to estimates involved in valuing life insurance policies could change and result in material effects to the future financial statements. Concentration of credit risk is the risk that an insurance carrier who has issued life insurance policies held by the Trust, does not remit the amount due under those policies due to the deteriorating financial condition of the carrier or otherwise. Another credit risk potentially impacting the Trust is the risk continuing fractional holders may default on their future premium obligations, increasing the Trust’s premium liability.

There exists a legal risk courts would allow insurance carriers to retain premiums paid by the Trust in respect of insurance policies that are successfully rescinded or contested. In addition, our title or right to benefit from an insurance policy may be challenged by the insurer or the insured’s family.

LIFE PARTNERS POSITION HOLDER TRUST
NOTES TO FINANCIAL STATEMENTS
PERIOD FROM INCEPTION (DECEMBER 9, 2016) TO DECEMBER 31, 2016

Note 1 - Operations and Significant Accounting Policies - (Continued)

Longevity risk refers to the reasonable possibility that actual mortalities of insureds in the Trust’s portfolio extend over longer periods than are anticipated, resulting in the Trust paying more for premiums.

The Trust maintains the majority of its cash in several accounts with a commercial bank. Balances on deposit are insured by the Federal Deposit Insurance Corporation (“FDIC”). However, from time to time the Trust's balances may exceed the FDIC insurable amount at its banks.

Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses primarily include professional services, legal fees and expected litigation settlements, some of which are obligations assumed by the Trust that were incurred prior to the effective date of the Trust. The Trust also accrues liabilities for state taxes payable and other miscellaneous accruals. The Trust accrues liabilities when costs are incurred and such costs can be reasonably estimated. Accrued expenses related to the Debtors’ bankruptcy are included in assumed liabilities on the accompanying balance sheet.

Creditors’ Trust Funding Liability

Pursuant to the Plan, in December 2016 the Trust contributed $2 million to the Creditor’s Trust that was also established contemporaneously under the Plan. As of December 31, 2016, the Trust was obligated to fund an additional $10 million. The Trust paid $5 million to the Creditor’s Trust in January 2017. The remaining balance is due in full in January 2018.

Premium Liability

As of December 31, 2016, the Trust holds $25.8 million in escrow for future payment of the continuing fractional holders’ premium obligations. To the extent that these funds are not used for premium payments, they are refundable to the respective continuing fractional holder.

Pre-Effective Maturity Liabilities

On December 9, 2016, the Trust received funds related to maturities that occurred prior to the formation of the Trust. These funds are recognized as a liability on the accompanying balance sheet as pre-effective maturity liabilities owed to the fractional interest holders. Additionally, the Trust has recorded a receivable for maturities that occurred prior to December 9, 2016 where proceeds were not received as of that date. This receivable is $9.0 million as of December 31, 2016 and is included in pre-effective maturity liabilities on the accompanying balance sheet.

Description of Securities

Units represent beneficial interests in the Trust, and all holders of Units are entitled to receive cash distributions from the Trust in accordance with their respective pro rata shares. A Trust beneficiary’s respective “Pro Rata Share” means the ratio, expressed as a percentage, of (i) the number of Units which such Trust Beneficiary is the registered owner, to (ii) the total number of Units outstanding as of the measurement date, subject to modification for purposes of distributing any recovered assets.

Initial units of Position Holder Trust Interest were issued on the basis of one (1) Unit for each $1 of death benefit payable (rounded to the nearest dollar) associated with the ownership of Fractional Positions. Subsequent issuances of Units will be issued to continuing fractional interest holders (“CFH”) if they default on their premium payment obligations. Such Units will be issued in exchange for the defaulting CFH position, in accordance with the basis and discounts delineated in the Plan, as recently modified by the Bankruptcy Court. Each Unit holder has the same rights with respect to each Unit as every other Unit holder.

Unit holders do not have any voting rights under the Position Holder Trust Agreement with respect to the appointment of any successor to the Trustee, filling any vacancy on the Governing Trust Board or any action to

LIFE PARTNERS POSITION HOLDER TRUST
NOTES TO FINANCIAL STATEMENTS
PERIOD FROM INCEPTION (DECEMBER 9, 2016) TO DECEMBER 31, 2016

Note 1 - Operations and Significant Accounting Policies - (Continued)

be taken by the Position Holder Trust, including without limitation whether the duration of the Trust should be extended after the end of the initial 10-year term. Unit holders have no liability for the debts and other obligations of the Position Holder Trust and bear no expenses in connection with the organization and administration of the Trust. The Trust is a pass-through tax entity and its Unit holders may be allocated taxable income without a matching cash distribution, leading to an unfunded tax obligation. The Trust has the right, but not the obligation, to offset against any distributions allocated to any Unit holder in an amount equal to all unpaid amounts owed by the holder, including all unpaid amounts owed for catch-up payments, pre-petition default amounts and post-effective date payment defaults.

Under the Plan, the Trustee will distribute at least annually to the Unit holders all of the distributable cash (as defined in the Position Holder Trust Agreement) generated during each calendar year, subject to any reserve established by the Trustee reasonably necessary to maintain the value of the Registrant’s assets or to meet claims and contingent liabilities. All distributions by the Trust will be made in accordance with such holder’s Pro Rata share of the outstanding Units.

Continuing Fractional Interests

The continuing fractional interest of a fractional interest holder who made a continuing holder election will represent 95% of the beneficial ownership associated with the Fractional Interest with respect to which the Election was made, with the other 5% comprising the Continuing Position Holder Contribution made to the Position Holder Trust on the Effective Date. The CFH is obligated to pay 95% of the premium payments and policy expenses allocable to the fractional interest. Upon maturity of a Policy, the CFH with positions in the Policy will be entitled to receive the Policy proceeds allocable to each such continuing fractional interest held. The Policy proceeds paid to a CFH will be reduced by (1) the servicing fee payable with respect to each such continuing fractional interest, and (2) any premium amount paid by the Trust prior to the date of death with respect to the continuing fractional interest that is not refunded as a result of the maturity.

Upon the occurrence of a payment default with respect to a continuing fractional interest, the CFH will be deemed to have contributed the position to the Trust at a discount of 20%, effective as of the payment default date.

Recently Issued Accounting Pronouncements

In November 2016, the FASB issued guidance under the Account Standards Update (“ASU”) 2016-18, Statement of Cash Flows: Restricted Cash, which provides guidance on the presentation of restricted cash or restricted cash equivalents in the statement of cash flows. This guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2017. The Trust elected to adopt this provision early, and this adoption did not have a material impact on the Trust’s financial statements.

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2014-09, “Revenue from Contracts with Customers,” which converges the FASB and the International Accounting Standards Board (“IASB”) standard on revenue recognition. Areas of revenue recognition that will be affected include, but are not limited to, transfer of control, variable consideration, allocation of transfer pricing, licenses, time value of money, contract costs and disclosures. In April 2015, the FASB voted to defer the effective date of the new revenue recognition standard by one year. As a result, the provisions of this ASU are now effective for interim and annual periods beginning after December 15, 2017. The Trust does not expect that this guidance will have a material impact on its financial position, results of operations or cash flows.

LIFE PARTNERS POSITION HOLDER TRUST
NOTES TO FINANCIAL STATEMENTS
PERIOD FROM INCEPTION (DECEMBER 9, 2016) TO DECEMBER 31, 2016

Note 2 - Commitments and Contingencies

Litigation

In accordance with applicable accounting guidance, the Trust establishes an accrued liability for litigation and regulatory matters when those matters present loss contingencies that are both probable and estimable. In such cases, there may be an exposure to loss in excess of any amounts accrued. When a loss contingency is not both probable and estimable, the Trust does not establish an accrued liability. As a litigation or regulatory matter develops, the Trust, in conjunction with any outside counsel handling the matter, evaluates on an ongoing basis whether such matter presents a loss contingency that is probable and estimable. If, at the time of evaluation, the loss contingency related to a litigation or regulatory matter is not both probable and estimable, the matter will continue to be monitored for further developments that would make such loss contingency both probable and estimable. When a loss contingency related to a litigation or regulatory matter is deemed to be both probable and estimable, the Trust will establish an accrued liability with respect to such loss contingency and record a corresponding amount of litigation-related expense. The Trust will then continue to monitor the matter for further developments that could affect the amount of any such accrued liability.

Indemnification of Certain Persons

Under certain circumstances, the Trust may be required to indemnify certain persons performing services on behalf of the Trust for liability they may incur arising out of the indemnified persons' activities conducted on behalf of the Trust. There is no limitation on the maximum potential payments under these indemnification obligations, and, due to the number and variety of events and circumstances under which these indemnification obligations could arise, the Trust is not able to estimate such maximum potential payments. The Trust has not made any payments under such indemnification obligations, and no amount has been accrued in the accompanying financial statements for these indemnification obligations of the Trust.

Note 3 - Restricted Cash

The Plan imposes restrictions on the Trust to maintain certain funds in segregated accounts. The Trust has approximately $26.2 million in the pre-effective maturity escrow account which are distributable to the fractional interest holders in those policies that matured prior to the Plan becoming effective. The Plan further requires the Trust to maintain certain premium reserves in a segregated account, as of December 31, 2016 those reserves are approximately $27.5 million. The Trust also maintains escrow accounts on behalf of the continuing fractional interest holders from which to fulfill their premium obligations, as of December 31, 2016, the Trust held approximately $25.8 million on their behalf. See Note 1 CFH premium liability.

Note 4 - Life Insurance Policies

As of December 31, 2016, the Trust owns an interest in 3,252 policies of which 654 are life settlement policies and 2,598 are viaticals (the “PHT Portfolio”). The PHT Portfolio’s aggregate face value is $1.3 billion as of December 31, 2016 of which $1.12 billion is attributable to life settlements and $191.2 million is attributable to viaticals. The PHT Portfolio’s aggregate fair value is $263.6 million as of December 31, 2016 of which $261.6 million is attributable to life settlements and $2.0 million is attributable to viaticals. The weighted average life expectancy calculated based on death benefit of insureds in the policies owned by the Trust at December 31, 2016 was 7.0 years.

Life expectancy reflects the probable number of years remaining in the life of a class of persons determined statistically, affected by such factors as heredity, physical condition, nutrition, and occupation. It is not an

LIFE PARTNERS POSITION HOLDER TRUST
NOTES TO FINANCIAL STATEMENTS
PERIOD FROM INCEPTION (DECEMBER 9, 2016) TO DECEMBER 31, 2016

Note 4 - Life Insurance Policies - (Continued)

estimate or an indication of the actual expected maturity date or indication of the timing of expected cash flows from death benefits. See “Life Insurance policies,” in Note 6, “Fair Value Measurements”. The following table summarizes the Trust's life insurance policies grouped by remaining life expectancy as of December 31, 2016:

Remaining Life Expectancy (Years)	Number of Life Insurance Policies	Face Value	Fair Value
0-1	19	$26,902,072	$22,344,600
1-2	29	59,109,822	38,672,708
2-3	60	53,027,573	26,251,734
3-4	59	95,930,412	35,577,890
4-5	86	112,725,236	29,193,315
Thereafter	2,999	942,298,899	111,538,793
Total	3,252	$1,289,998,014	$263,579,040

Estimated premiums to be paid by the Trust for its portfolio during each of the five succeeding fiscal years and thereafter as of December 31, 2016, are as follows:

2017	$32,893,758
2018	43,076,645
2019	49,562,401
2020	50,356,671
2021	46,236,673
Thereafter	202,471,436
Total	$424,597,584

The amount of $424.6 million represents the estimated total future premium payable by the Trust. The Trust is required to pay its portion to keep the life insurance policies in force during the life expectancies of all the underlying insured lives. The estimated total future premium payments could increase or decrease significantly to the extent that insurance carriers increase the cost of insurance on their issued policies or that actual mortalities of insureds differs from the estimated life expectancies. If the continuing fractional holders default on their future premium obligations, the Trust’s premium liability may increase.

The Trust anticipates funding the estimated premium payments from maturities of life insurance policies. It also maintains premium reserves and access to lines of credit.

Note 5 - Notes Payable

On December 9, 2016, the Trust obtained a term loan from Vida Opportunity Fund, LP, an affiliate of Vida Capital, Inc., for $55.0 million. Interest accrues at 11% of outstanding balance per annum and is paid quarterly. Principal is due in full on December 9, 2018 but is not subject to a prepayment penalty. Substantially all of the Trust’s assets collateralize the loan.

On December 9, 2016, the Trust entered into a revolving line of credit with Vida Longevity Fund, LP, an affiliate of Vida Capital, Inc., for $25.0 million. Interest accrues at 11% of outstanding balance and is paid quarterly. The line of credit matures on December 9, 2018, at which point any amount outstanding is due in full. As of December 31, 2016, no amounts have been drawn on the line of credit.

In accordance with the Plan, the Trust issued notes totaling approximately $36.5 million in exchange for claims against the Debtor’s estate and the incidental interests in life insurance policies. Those policies

LIFE PARTNERS POSITION HOLDER TRUST
NOTES TO FINANCIAL STATEMENTS
PERIOD FROM INCEPTION (DECEMBER 9, 2016) TO DECEMBER 31, 2016

Note 5 - Notes Payable - (Continued)

collateralize the Trust’s obligations under the notes. Interest accrues at 3% of outstanding balance and is paid annually in December. Principal is due in full on December 9, 2031. In accordance with the note, beginning in December 2017, the Trust is required to make annual payments to a sinking fund to pay future interest and principal.

On March 28, 2017, the Trust, was ordered to pay the Chapter 11 trustee’s fees totaling $5.5 million. The first payment of $2.8 million was due promptly after the Court order on March 28, 2017 and is included in accounts payable on the accompanying statement of assets and liabilities. The remaining balance is in the form of a note payable in the amount of $2.8 million and is due in three equal annual payments on January 1 beginning in 2019. The note does not bear interest as ordered by the Court, thus the note has been discounted by $0.2 million, based on an implied interest rate of 3% as of December 31, 2016.

Future scheduled principal payments on the above notes payable and required sinking fund contributions are as follows as of December 31, 2016:

Year ending December 31:	Sinking Fund	Notes Payable
2017	$2,432,886	$—
2018	2,432,886	55,000,000
2019	2,432,886	916,667
2020	2,432,886	916,667
2021	2,432,886	916,666
Thereafter	24,328,868	36,493,298
	$36,493,298	$94,243,298

Note 6 - Fair Value Measurements

The Trust carries its life insurance policies at fair value. Fair value is defined as an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Fair value measurements are classified based on the following fair value hierarchy:

Level 1 — Valuation is based on unadjusted quoted prices in active markets for identical assets and liabilities that are accessible at the reporting date. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.

Level 2 — Valuation is determined from pricing inputs that are other than quoted prices in active markets that are either directly or indirectly observable as of the reporting date. Observable inputs include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, and interest rates and yield curves that are observable at commonly quoted intervals.

Level 3 — Valuation is based on inputs that are both significant to the fair value measurement and unobservable. Level 3 inputs include situations where there is little, if any, market activity for the financial instrument. The inputs into the determination of fair value generally require significant management judgment or estimation.

LIFE PARTNERS POSITION HOLDER TRUST
NOTES TO FINANCIAL STATEMENTS
PERIOD FROM INCEPTION (DECEMBER 9, 2016) TO DECEMBER 31, 2016

Note 6 - Fair Value Measurements - (Continued)

The balances of the Trust's assets measured at fair value on a recurring basis as of December 31, 2016, are as follows:

	Level 1	Level 2	Level 3	Total Fair Value
Assets:
Investment in life insurance policies	$—	$—	$263,579,040	$263,579,040
	$—	$—	$263,579,040	$263,579,040

Quantitative Information about Level 3 Fair Value Measurements

	Fair Value at 12/31/16	Face value at 12/31/16	Valuation Technique(s)	Unobservable Inputs	Range (Weighted Average)
Life insurance policies	$263,579,040	$1,289,998,014	Discounted cash flow	Discount rate	24.74%-31.74%

				Life expectancy evaluation	83.8 months

Following is a description of the methodologies used to estimate the assets’ fair value measured on a recurring basis and within the above fair value hierarchy.

The Portfolio was valued using a probabilistic approach, which is actuarially based. This approach fits the Portfolio’s cash flows (premium payments and death benefits) to a monthly mortality scale as generated by each insured’s specific life expectancy. This mortality scale is actuarially rolled forward from the life expectancy underwriting date to the valuation date. This mathematical approach is substantially the same as actuaries customarily use in the pricing of life insurance and annuities. The Trust discounted the monthly cash flows with interest and survivorship back to the valuation date of December 31, 2016, to arrive at the Portfolio’s estimated value.

The valuations presented here are net of a 2.65% servicing fee payable under the Plan. The Trust utilized each Policy’s “optimized” premium. The Trust relied on life expectancy values provided by its servicing company that were in turn provided to it from qualified industry experts. If a particular Policy did not have a life expectancy, the Trust used the Society of Actuaries’ 2015 Valuation Basic Tables, smoker distinct mortality tables developed by the U.S. Society of Actuaries (the “2015 VBT”) to obtain the average probability of death for similarly categorized persons and applied mortality multipliers by type/gender, to arrive at an estimated life expectancy for the insured. The mortality multipliers used are: 100% for the life settlement males, 100% for the life settlement females and 350% for the viaticals regardless of gender. The 2015 VBT are created based on the expected rates of death among different groups categorized by factors such as age and gender.

If the insured dies earlier than expected, the return will be higher than if the insured dies when expected or later than expected. The Trust’s estimates allow for the possibility that if the insured dies earlier than expected, the premiums needed to keep the policy in force will not have to be paid. Conversely, the calculation also considers the possibility that if the insured lives longer than expected, more premium payments will be necessary.

Life expectancy estimates are a significant input in the fair value determination. Future changes in the life expectancy estimates could have a material effect on the Portfolio’s fair value, which could have a material effect on its financial condition and results of operations. Life expectancy estimates for insureds over the age of 90 years are less reliable than estimates for younger persons, due to the relative lack of statistical information as to the health and mortality expectations for those over the age of 90 years. Accordingly, there is a correspondingly lower statistical basis for relying on life expectancy estimates based on medical underwriting for insureds in that age group. In addition, the average probability of death calculated in the 2015 VBT for those 90 years or older has less statistical reliability than the average probability of death calculations for younger

LIFE PARTNERS POSITION HOLDER TRUST
NOTES TO FINANCIAL STATEMENTS
PERIOD FROM INCEPTION (DECEMBER 9, 2016) TO DECEMBER 31, 2016

Note 6 - Fair Value Measurements - (Continued)

persons. Nevertheless, the majority of industry participants continue to rely on medical underwriting and the 2015 VBT for all age ranges, including 90 and over. As the average age of the insureds for the life settlements in the Portfolio is 89 years, the Trust will continue to evaluate its ongoing reliance on the 2015 VBT and life expectancies based on medical underwriting and make adjustments to its underlying assumptions as actuarial knowledge regarding this population advances.

Life expectancy sensitivity analysis

The table below reflects the effect on the PHT Portfolio’s fair value if the actual life expectancy experienced is 5% less or 5% more than is currently estimated. If the life expectancy estimate increases by 5% or decreases by 5%, the change in estimated fair value of the life insurance policies would be as follows:

Life Expectancy Months Adjustment	Average life expectancy	Value	Change in Value
- 5%		$277,276,497	$13,697,457
No change	7.0 years	$263,579,040	$—
+ 5%		$249,069,410	$(14,509,630)

Discount rate

The discount rate is another significant input in the fair value determination. The Trust’s estimate incorporates market factors, the size of the portfolio, and various policy specific quantitative and qualitative factors including known information about the underlying insurance policy, its economics, the insured and the insurer.

The effect of changes in the weighted average discount rate on the death benefit and premiums used to estimate the PHT Portfolio’s fair value has been analyzed. If the weighted average discount rate increased or decreased by 2 percent and the other assumptions used to estimate fair value remained the same, the change in estimated fair value would be as follows:

Rate Adjustment	Value	Change in Value
+2%	$250,218,915	$(13,360,125)
No change	$263,579,040	$—
-2%	$278,442,322	$14,863,282

Future changes in the discount rates used by the Trust to value life insurance policies could have a material effect on the Trust's yield on life settlement transactions, which could have a material adverse effect on the Trust’s financial condition and results of operations.

The Trust re-evaluates its discount rates at the end of every reporting period in order to estimate the discount rates that could reasonably be used by market participants in a transaction involving the Trust's life insurance policies. In doing so, the Trust engages third party consultants to corroborate its assessment, engages in discussions with other market participants and extrapolates the discount rate underlying actual sales of insurance policies.

Credit Exposure to Insurance Companies

The following table provides information about the life insurance issuer concentrations that exceed 10% of total death benefit and 10% of total fair value of the Trust's life insurance policies as of December 31, 2016:

Carrier	Percentage of Face Value	Percentage of Fair Value	Carrier Rating
The Lincoln National Life Insurance	11.4%	14.6%	A+
Transamerica Financial Life Insurance	9.4%	10.7%	A+
John Hancock Life Insurance (USA)	7.3%	10.6%	A+

LIFE PARTNERS POSITION HOLDER TRUST
NOTES TO FINANCIAL STATEMENTS
PERIOD FROM INCEPTION (DECEMBER 9, 2016) TO DECEMBER 31, 2016

Note 6 - Fair Value Measurements - (Continued)

Changes in Fair Value

The following table provides a roll-forward in the changes in fair value for the period ended December 31, 2016, for the Trust’s life insurance policies:

Contributed balance at December 9, 2016	$267,769,937
Change in fair value	2,559,020
Matured policies, net of fees	(6,749,917)
Transfers into level 3	—
Transfers out of level 3	—

Balance at December 31, 2016	$263,579,040

Changes in fair value included in earnings for the period relating to assets held at December 31, 2016	$3,274,623

Item 14.	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None.

Item 15.	Financial Statements and Exhibits
a)	Financial Statements

Included in Item 13 above and incorporated herein by reference

b)	Exhibits
Exhibit No.	Description
2.1*	Revised Third Amended Joint Plan of Reorganization of Life Partners Holdings, Inc., et al., pursuant to Chapter 11 of the Bankruptcy Code
2.2*	Disclosure Statement for the Third Amended Joint Plan of Reorganization of Life Partners Holdings, Inc., et al, pursuant to Chapter 11 of the Bankruptcy Code
3.1*
Trust Agreement for Life Partners Position Holder Trust, dated as of December 9, 2016, by and among Life Partners Holdings, Inc., Life Partners, Inc., LPI Financial Services, Inc., Life Partners IRA Holder Partnership, LLC and the individual listed on Exhibit D attached thereto, as Trustee

3.2*
Certificate of Formation of Life Partners IRA Holder Partnership, LLC, dated as of December 9, 2016, including Debtor Agreement of Life Partners IRA Holder Partnership, LLC a Texas limited liability company

4.1*
Indenture 3.00% Senior Secured Notes Due 2031, Life Partners Position Holder Trust, Issuer, Advance Trust & Life Escrow Services, LTA, as NIRAN Trustee and Vida, Capital, Inc., as Servicer acting as Registrar, dated as of December 9, 2016

10.1*	Servicing Agreement, dated as of December 9, 2016, by and among Life Partners Position Holder Trust, Life Partners IRA Holder Partnership and Vida Capital, Inc.
10.2*	Securities and Deposit Accounts and Securities and Deposit Accounts Control Agreement, dated as of December 9, 2016
10.3*	Settlement Agreement among the Plaintiffs, the Trustee, the Subsidiary Debtors, and the Committee, dated as of July 8, 2016
10.4*	Revolving Line of Credit Agreement Among Life Partners Position Holder Trust, as Borrower, the Lenders Party Hereto, as Lenders, and Vida Capital, Inc., as Administrative Agent
10.5*	NIRAN Trustee Security Agreement, dated as of December 9, 2016 of Life Partners Position Holder Trust In Favor Of Advance Trust & Life Escrow Services, LTA, as trustee
10.6**	Exit loan Facility among Life Partners Position Holder Trust, as Borrower, The Lenders From Time To Time Party Hereto, as Lenders, and Vida Capital Inc., as Exit Loan Agent
99.1*	Order Confirming Revised Third Amended Joint Plan of Reorganization of Life Partners Holdings, Inc., et al Pursuant to Chapter 11 of the Bankruptcy Code, dated as of November 1, 2016
99.2**	Order Granting Joint Motion of the Reorganized Debtors to Approve Non-Material Plan Modifications, dated April 6, 2017
*	Previously filed
**	Filed herewith

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 31, 2017	LIFE PARTNERS POSITION HOLDER TRUST

	By:	/s/ Eduardo S. Espinosa
Eduardo S. Espinosa, Trustee
LIFE PARTNERS IRA HOLDER PARTNERSHIP, LLC

By:	/s/ Eduardo S. Espinosa
Eduardo S. Espinosa, Manager

INDEX TO EXHIBITS

Exhibit No.	Description
2.1*	Revised Third Amended Joint Plan of Reorganization of Life Partners Holdings, Inc., et al., pursuant to Chapter 11 of the Bankruptcy Code
2.2*	Disclosure Statement for the Third Amended Joint Plan of Reorganization of Life Partners Holdings, Inc., et al., pursuant to Chapter 11 of the Bankruptcy Code
3.1*
Trust Agreement for Life Partners Position Holder Trust, dated as of December 9, 2016, by and among Life Partners Holdings, Inc., Life Partners, Inc., LPI Financial Services, Inc., Life Partners IRA Holder Partnership, LLC and the individual listed on Exhibit D attached thereto, as Trustee

3.2*
Certificate of Formation of Life Partners IRA Holder Partnership, LLC, dated as of December 9, 2016, including Debtor Agreement of Life Partners IRA Holder Partnership, LLC a Texas limited liability company

4.1*
Indenture 3.00% Senior Secured Notes Due 2031, Life Partners Position Holder Trust, Issuer, Advance Trust & Life Escrow Services, LTA, as NIRAN Trustee and Vida, Capital, Inc., as Servicer acting as Registrar, dated as of December 9, 2016

10.1*	Servicing Agreement, dated as of December 9, 2016, by and among Life Partners Position Holder Trust, Life Partners IRA Holder Partnership and Vida Capital, Inc.
10.2*	Securities and Deposit Accounts and Securities and Deposit Accounts Control Agreement, dated as of December 9, 2016
10.3*	Settlement Agreement among the Plaintiffs, the Trustee, the Subsidiary Debtors, and the Committee, dated as of July 8, 2016
10.4*	Revolving Line of Credit Agreement Among Life Partners Position Holder Trust, as Borrower, the Lenders Party Hereto, as Lenders, and Vida Capital, Inc., as Administrative Agent
10.5*	NIRAN Trustee Security Agreement, dated as of December 9, 2016 of Life Partners Position Holder Trust In Favor of Advance Trust & Life Escrow Services, LTA, as trustee
10.6**	Exit loan Facility among Life Partners Position Holder Trust, as Borrower, The Lenders From Time To Time Party Hereto, as Lenders, and Vida Capital Inc., as Exit Loan Agent
99.1*	Order Confirming Revised Third Amended Joint Plan of Reorganization of Life Partners Holdings, Inc., et al Pursuant to Chapter 11 of the Bankruptcy Code, dated as of November 1, 2016
99.2**	Order Granting Joint Motion of the Reorganized Debtors to Approve Non-Material Plan Modifications, dated April 6, 2017
*	Previously filed
**	Filed herewith